FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 08 February 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 8 February 2017, London U.K.
Unaudited Preliminary Results Announcement for the year ended 31 December 2016

GSK delivers continued momentum in 2016 through broadly-based sales growth, improved cash flow and further pipeline progression

Core results
	2016	Growth		Q4 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	27,889	6	17	7,586	3	21
Core operating profit	7,771	14	36	2,062	16	52
Core earnings per share	102.4p	12	35	26.1p	11	45

Total results
	2016	Growth		Q4 2016	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	27,889	6	17	7,586	3	21
Operating profit	2,598	(86)	(75)	595	>100	>100
Earnings per share	18.8p	(99)	(89)	5.3p	>100	>100

Summary

●	Group sales £27.9 billion, +6% CER on a reported basis , +5% CER pro-forma
	-	Pharmaceuticals £16.1 billion, +3% (+4 % pro-forma); Vaccines £4.6 billion, +14% (+12% pro-forma); Consumer Healthcare £7.2 billion, +9% (+5% pro-forma)

●
New product sales more than doubled to £4.5 billion; Q4 £1.4 billion, +71% CER. Driven by HIV (Tivicay, Triumeq), Respiratory (Relvar/Breo, Anoro, Incruse, Nucala) and Meningitis vaccines (Bexsero, Menveo)

	-	New Pharmaceutical products sales represented 24% of 2016 Pharmaceuticals sales; 27% of Q4 sales

●	Improved core operating leverage across all three businesses
	-	Group core operating profit margin 27.9%; Pharmaceuticals 34.1%; Vaccines 31.7%; Consumer 15.5%
	-	Incremental annual cost savings of £1.4 billion delivered in 2016, with total annual cost savings now at £3.0 billion including currency benefit of £0.2 billion

●	2016 core EPS 102.4p, +12% CER

●	2016 total EPS 18.8p, -99% CER, primarily reflecting comparison with £9.2 billion profit in 2015 from disposal of marketed Oncology assets

●	2016 net cash flow from operations of £6.5 billion (2015: £2.6 billion), reflecting improved operating performance and the net benefit of exchange rate movements

●
GSK and Shionogi have agreed to remove the Shionogi put option and first two exercise windows of GSK’s call option in relation to ViiV Healthcare. Liability for put option of £1.2 billion de-recognised to equity

●	23p dividend declared for Q4 delivering total dividend for 2016 of 80p. Continue to expect 80p dividend for 2017

●	Continued progress by the Group expected in 2017 although core EPS growth subject to uncertainty of timing and impact of possible generic competition to Advair in the US
	-	In the event of no generic competition to Advair in the US, expect 2017 core EPS growth to be 5-7% CER
-
In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, expect full year 2017 US Advair sales of ~£1 billion at CER (US$1.36/£1) with core EPS flat to a slight decline in percentage terms at CER

	-	January 2017 average exchange rates, if applied to whole of 2017, would benefit Sterling turnover by around 6% and core EPS by around 9%

●	Sustained pipeline progress with multiple milestones expected in 2017/18:
	-	Filed 4 assets with regulators in H2 2016 (Shingrix; Closed Triple; Benlysta SC; sirukumab), with regulatory decisions expected by end 2017
	-	4 key phase III starts in Q4 for assets in HIV, respiratory and anaemia
	-	Continue to expect key data on between 20-30 assets by end 2018 in areas including HIV, respiratory, immuno-inflammation, oncology and vaccines

The full results are presented under ‘Income Statement’ on page 39 and core results reconciliations and pro-forma growth rate reconciliations are presented on pages 12 and 57 to 62. All commentaries are presented in terms of CER growth, unless otherwise stated. See ‘Definitions’ on page 36. All expectations and targets regarding future performance should be read together with the “Assumptions related to 2016-2020 outlook”, and “Assumptions and cautionary statement regarding forward-looking statements” on page 37.

Sir Andrew Witty, Chief Executive Officer, GSK said:

“2016 has seen GSK perform strongly with good sales growth across all three businesses, excellent new product momentum, disciplined cost control and further pipeline progress. Core EPS for the year was 102.4p, up 12% CER and we have announced a dividend of 23 pence for the quarter, making a total dividend for shareholders of 80 pence for 2016.

“Our performance reflects the investments we have made to build new scale and sustainability in the Group and to develop new products. We expect the sales momentum of our new products to continue and, with regulatory decisions on other major product opportunities also expected this year, like Shingrix and Closed Triple, we remain confident in the financial outlook we have previously set out for investors.

“Clearly, this year we face some uncertainty as to the level of our earnings performance, given the possibility of substitutable generic competition to Advair in the US, and this is reflected in the guidance we have issued today. This event is something we have anticipated and prepared for, and whilst there will be an inevitable financial impact to absorb, we fully expect to maintain leadership in this therapy area given our new product portfolio and the innovation we have in our pipeline.

“The next 24 months will be significant for GSK’s pipeline and it marks the start of another intense period of R&D activity for the company, as we expect important data read-outs on around 20-30 assets in HIV, respiratory, immuno-inflammation, oncology and vaccines.

“This quarter marks the last I will report to shareholders after nearly 10 years as CEO and more than 30 years as an employee. GSK is a very special company that touches people’s lives across the world and I feel enormously privileged to have had the opportunity to lead it. I would like to thank all of GSK’s employees, partners and shareholders for their support to build a company that delivers strong financial performance and meaningful contributions to society.”

Full year performance summary

Group sales grew 6% (5% pro-forma) to £27.9 billion with growth across all three businesses. New Pharmaceuticals and Vaccines sales contributed significantly to the growth with sales more than doubling to £4.5 billion.

Pharmaceutical sales grew 3% (+4% pro-forma) to £16.1 billion. This reflected the continued good performance of new HIV products Tivicay and Triumeq with combined sales for the year of £2.7 billion, up 82%. Total respiratory sales grew 2%, with the continued decline in Seretide/Advair sales offset by growth in the rest of the portfolio. New respiratory products generated sales of £1.05 billion. The Vaccines business grew 14% (+12% pro-forma) to £4.6 billion. This included Meningitis vaccines Bexsero and Menveo, which had combined sales of nearly £600 million (+96%), and flu vaccines sales of £414 million, up 38%. Consumer Healthcare grew 9% (+5% pro-forma) to £7.2 billion with good contributions to growth from a number of power brands including Sensodyne, Voltaren and Panadol as well as growth from Flonase OTC.

Core earnings per share was 102.4p (+12% CER), at the top end of our guidance for the year.

Total earnings per share was 18.8p (2015: 174.3p). The year on year decline primarily reflected the comparison with the £9.2 billion profit from the sale of our marketed Oncology assets to Novartis reported in 2015 but also the impact in 2016 of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, partly offset by improved performance and reduced restructuring costs.

The Group has declared a full-year dividend of 80p (23p declared for Q4) and continues to expect to pay 80p for 2017.

2017 guidance

The Group expects to make continued progress in 2017 although the expectation for core EPS growth is dependent on a number of factors including, in particular, uncertainties relating to the timing and extent of potential generic competition to Advair in the US.

In the event that no generic version of Advair is introduced to the US market in 2017, the Group expects 2017 core EPS growth of 5-7% at CER. This is based on an expected decline in 2017 US Advair sales of 15-20%.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full year 2017 US Advair sales of around £1 billion at CER (US$1.36/£1), with core EPS flat to a slight decline in percentage terms at CER.

If exchange rates were to hold at January 2017 average levels for the rest of 2017, the estimated positive impact on full-year 2017 Sterling turnover growth would be around 6% and if exchange losses were recognised at the same level as in 2016, the estimated positive impact on 2017 Sterling core EPS growth would be around 9%.

Group strategy outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aim to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets. In 2016 revenues were split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16%. R&D innovation underpins all three businesses. In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines, HIV and Infectious diseases, Respiratory and Rare diseases.

All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations. The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation. Details of the Group’s innovative R&D portfolio and the progress of assets in development can be found on pages 32 to 35 of this Announcement.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five year period 2016-2020. This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis. The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance. The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Reporting the Group’s performance

GSK presents total results and core results in order to help shareholders better understand the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports core results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Core results exclude the following items from total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; legal charges; transaction-related accounting adjustments; disposals and other operating income other than royalty income. Reconciliations between total and core results are provided on pages 57 to 60.

Recent costs for major restructuring reflect the programmes to reshape the Group’s Pharmaceuticals business and the integration of the Novartis Vaccines and Consumer Healthcare businesses following the transaction which was completed in 2015. Costs for these major restructuring programmes are expected to reduce significantly in 2017 with only residual charges thereafter.

The most significant recent adjustments to total results have been transaction-related items and disposal gains. Transaction-related items are volatile and relate primarily to the required re-measurement each quarter of the present value of the forecast liabilities and contingent consideration associated with the Group’s majority-owned Consumer Healthcare and HIV businesses. These re-measurements reflect changes in the values of these businesses and the expected forecast liabilities for the put options, preference shares and future contingent consideration payments. As these valuation adjustments do not relate to current trading but primarily to consideration potentially due in the future, they are excluded from core earnings. The major drivers of the re-measurements have been changes in the forecasts of exchange rates and performance. Re-measurement increases in liabilities result in a charge and decreases in liabilities result in a credit to total earnings.

In order to illustrate underlying performance, it is also the Group’s practice to present its results at constant exchange rate (CER) growth.

Information regarding today’s results, including video interviews with Sir Andrew Witty and other executives, are available on: www.gsk.com/en-gb/investors.

Group performance

The Novartis transaction completed on 2 March 2015 and so the Group’s reported results include twelve months of sales of the Vaccines and Consumer Healthcare products acquired from Novartis and exclude the former GSK Oncology business. The 2015 reported results included sales of the GSK Oncology products for the two months to 2 March 2015 and sales of the acquired Vaccines and Consumer Healthcare products for the ten months from that date.

Accordingly, for the year ended December 2016, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover, core operating profit and core operating profit by business. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for the year ended December 2016 with the turnover and core operating profit for the year ended December 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015. In addition, following the Novartis transaction, the Group has restated its segment information for the change in its segments described on page 47, including in particular, now reporting the results of the Pharmaceuticals operating segment as incorporating HIV.

Group turnover by business and geographic region

	2016			Q4 2016
	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%

Pharmaceuticals	16,104	3	4	4,575	4
Vaccines	4,592	14	12	1,137	-
Consumer Healthcare	7,193	9	5	1,874	2

	27,889	6	5	7,586	3
Corporate and other unallocated turnover	-			-

Group turnover	27,889	6	5	7,586	3

	2016			Q4 2016
	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%

US	10,197	10	11	2,901	10
Europe	7,498	6	5	1,957	3
International	10,194	1	-	2,728	(4)

Group turnover	27,889	6	5	7,586	3

Turnover – 2016

On a reported basis, Group turnover for the year increased 17% in Sterling terms and 6% CER to £27,889 million, with Pharmaceuticals up 3%, Vaccines up 14% and Consumer Healthcare up 9%, the growth in all three businesses still reflecting the impact of the Novartis transaction which completed on 2 March 2015. On a pro-forma basis, Group turnover was up 5%, with Pharmaceuticals up 4%, Vaccines up 12% and Consumer Healthcare up 5%. Sales of New Pharmaceutical and Vaccine products, as described on page 31, were £4,453 million in the year, a Sterling increase of £2,465 million.

Pharmaceuticals
Pharmaceuticals turnover was £16,104 million, up 3% reported, but adjusting for the disposal of the Oncology business to Novartis, up 4% pro-forma. HIV sales grew 37% in the year. The Respiratory portfolio returned to growth with sales up 2%, continuing the transition globally to newer products. Respiratory sales grew 7% in the US and 3% in International, but declined 10% in Europe. Sales of New Pharmaceutical products were £3,861 million, a Sterling increase of £2,148 million, which more than offset the Sterling decline in Seretide/Advair sales of £196 million. Sales of Established products declined 8%, with declines in all regions, but particularly International, reflecting the loss of exclusivity for Valtrex in Canada, the impact of market reforms and the continued reshaping of the business in China and the impact of biennial price revisions in Japan. The overall impact of pricing to net sales of Pharmaceuticals was around -1%.

US Pharmaceuticals turnover of £4,705 million declined 1% in 2016 on a reported basis and grew 1% on a pro-forma basis. The pro-forma performance reflected a 7% growth in the Respiratory portfolio, partly offset by the impact of generic competition to Avodart, down 63% to £70 million, and Lovaza, down 59% to £43 million. Relenza sales were also down 91% to £7 million following a reallocation of government funding. Sales of new Respiratory products totalled £654 million and the growth of these products exceeded the decline in Advair. Advair sales fell 13% to £1,829 million, representing a 7% volume decline and a 6% negative impact of price. Ventolin sales were up 23% to £421 million, benefiting from competitor supply constraints early in the year, while Flovent sales declined 11% to £378 million, reflecting pricing pressures in the ICS market. Benlysta sales increased 18% to £277 million with ongoing demand growth.

In Europe, Pharmaceuticals turnover declined 8% to £2,867 million on a reported basis and 5% on a pro-forma basis. Respiratory sales declined 10% to £1,383 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 24% (16% volume decline and an 8% negative impact of price) to £835 million. This was partly offset by growth in the new Respiratory products, which recorded sales of £225 million. Established products sales were down 4% to £513 million.

International Pharmaceuticals sales of £4,976 million were down 5% on a reported basis and 4% on a pro-forma basis. Sales in Emerging Markets declined 4% reported and 3% on a pro-forma basis, impacted by the decline in the China business (down 12% primarily as a result of the ongoing reshaping programme and broader Healthcare reforms including price reductions) but also by recent divestments in the International region, and the limitation of trading in Venezuela. In Japan, Pharmaceutical sales were down 5% on a reported basis and 5% pro-forma to £1,425 million, impacted by biennial price revisions on older products as well as supply interruptions to Avodart early in the year. Respiratory sales in Japan grew 3% with strong growth of the new Respiratory products, up 57% to £118 million, more than offsetting the decline in Adoair sales.

Worldwide HIV sales increased 37% to £3,556 million, with the US up 46%, Europe up 29% and International up 21%. The growth in all three regions was primarily driven by strong performances from both Triumeq and Tivicay, with sales of £1,735 million and £953 million, respectively in 2016. Epzicom/Kivexa sales declined 27% to £568 million, reflecting the impact of generic competition which began in several markets during H2 2016.

Vaccines
Vaccines sales grew 14% on a reported basis and 12% pro-forma to £4,592 million. On a reported basis, the US was up 13%, Europe up 18% and International up 10%. Overall results benefited particularly from the strong performance of Bexsero, as well as higher demand for Fluarix/Flulaval in the US and International and Menveo in International. Further growth was driven by Synflorix, due to market expansion in International and a tender award in Europe, and Boostrix, which grew in Europe and International. Growth was partly offset by a decline in sales of Infanrix/Pediarix due to supply constraints in International, as well as unfavourable CDC stockpile movements for a number of products across the portfolio.

In the US, sales grew by 13% on a reported basis and 12% on a pro-forma basis to £1,599 million. Growth was driven by market and share growth for Bexsero, Menveo and Boostrix, improved supply and higher demand for Fluarix/Flulaval and competitor supply issues that benefited Infanrix/Pediarix. Growth was partly offset by the impact of unfavourable CDC stockpile movements on Menveo, Infanrix/Pediarix, Boostrix and Rotarix.

In Europe, sales grew 18% on a reported basis and 16% on a pro-forma basis to £1,423 million. Growth was driven primarily by Bexsero sales in private market channels in several countries. Boostrix sales benefited from higher demand and competitor supply issues. Sales increased in Germany, driven by better supply of Hepatitis vaccines and higher demand for Encepur and Rabipur. Sales growth was also helped by a tender award for Synflorix, while Infanrix/Pediarix sales were impacted by a competitor’s return to the market. Growth was also partly offset by the unfavourable comparison with 2015 when Menveo sales in the UK benefited from a catch-up tender win.

In International, sales grew 10% on a reported basis and 8% on a pro-forma basis to £1,570 million. Growth was driven primarily by Synflorix due to market expansion in Nigeria, and higher demand in Africa and Asia. Menveo sales also contributed to growth driven by a tender award in Argentina. Further growth was driven by Rotarix and Fluarix/FluLaval sales. Sales also increased in Brazil due to strong demand for Bexsero, Menjugate, and Boostrix. Growth was partly offset by lower sales of Infanrix/Pediarix due to supply constraints and lower Hepatitis vaccines sales due to wholesaler destocking in China.

Consumer Healthcare
Consumer Healthcare sales were up 9% on a reported basis to £7,193 million, with growth broadly balanced across the regions; the US was up 9%, Europe up 12%, and International up 8%. On a pro-forma basis, sales increased by 5%, with growth driven by strong performances in Oral health and Wellness power brands across all regions.

US sales increased 9% to £1,761 million on a reported basis and 5% pro-forma. Growth was driven by strong performances from the Wellness and Oral health portfolios. Sensodyne delivered double-digit growth driven by the launch of True White combined with strong momentum from Pronamel. Within Wellness, Flonase OTC grew strongly in the first half following line extensions, Excedrin benefited from the launch of the Gel-tab format, and Tums posted double-digit growth following improved supply. This was partly offset by a decline in Aquafresh sales due to increased competition.

Sales in Europe grew 12% to £2,191 million on a reported basis and 4% pro-forma. Good momentum in Germany, Scandinavia and Italy was partly offset by the impact of challenging economic conditions in CIS. Growth was driven primarily by Wellness and Oral health sales. Within Wellness, Voltaren grew in double-digits as a result of the continued success of the 12-hour variant across the region and in Germany, Italy and Central & Eastern Europe in particular. Within the Oral health category, Sensodyne and the Gum health portfolio recorded strong growth as a result of innovations and targeted promotional support.

International sales of £3,241 million grew 8% on a reported basis and 5% pro-forma. Growth was impacted by the sale of the Nigeria beverages business on 30 September 2016 and the effective cessation of trade in Venezuela at the end of 2015. Growth of the International region was also affected by the combined impact on the Indian business of the demonetisation implemented in November and a more general slowing of the health food drink category in India which impacted the performance of the Nutrition category and Horlicks in particular. Elsewhere, the Middle East, Latin America and China grew particularly strongly as a result of better pricing, new product introductions and channel expansions. Strong growth was delivered by the power brands in the Oral health and Wellness categories across the region.

Turnover – Q4 2016

Group turnover for Q4 2016 increased 21% in Sterling terms and 3% CER to £7,586 million, with Pharmaceuticals up 4%, Vaccines flat and Consumer Healthcare up 2%. Sales of New Pharmaceutical and Vaccine products, as described on page 31, were £1,370 million in the quarter, an increase of 71%.

Pharmaceuticals
Pharmaceuticals turnover was £4,575 million, up 4%, with HIV sales growing 25% in the quarter. Total Respiratory sales grew 2% with 5% growth in the US and 2% growth in International, partly offset by Europe which was down 7%, as the Respiratory portfolio continued to transition to newer products. Sales of New Pharmaceutical products were £1,222 million, a Sterling increase of £602 million, which more than offset the Sterling decline in Seretide/Advair sales in the quarter of £54 million. Sales of Established products declined 6%, primarily reflecting a decline in International, including the impact of price revisions in Japan, and the unwinding of wholesaler stocking in Q3 in a number of markets, particularly China, ahead of systems upgrade projects in Q4. The overall impact of pricing to net sales of Pharmaceuticals was around -1%.

US Pharmaceuticals turnover of £1,446 million grew 6% in the quarter, primarily driven by the Respiratory portfolio, which was up 5% to £1,053 million. Sales of new Respiratory products more than doubled to £234 million, with the growth more than covering the decline in Advair. Advair sales declined 21% to £556 million, representing a 14% volume decline and a 7% negative impact of price, reflecting a reduction in inventory in the channel. Ventolin sales were up 78% to £141 million, in part reflecting a comparison with unfavourable payer rebate adjustments in Q4 2015. Flovent sales declined 8% to £115 million. Benlysta sales increased 17% to £81 million with ongoing demand growth, while sales of Relenza were down 44% to £6 million following a reallocation of government funding.

In Europe, Pharmaceuticals turnover declined 5% to £755 million. Respiratory sales declined 7% to £360 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide, which declined 24% (13% volume decline and a 11% negative impact of price) to £201 million. This was partly offset by sales of the new Respiratory products of £72 million in the quarter. Established products sales were down 4% to £136 million.

International Pharmaceuticals sales of £1,352 million were down 5%. Sales in Emerging Markets declined 5%, primarily reflecting a decline of 23% in China driven by the unwinding in Q4 2016 of wholesaler stocking that occurred in Q3 ahead of a systems upgrade. In Emerging Markets, Respiratory grew 5% as a result of new product launches and strong performances by Flixotide and Ventolin. In Japan, Pharmaceutical sales were down 1% to £423 million, primarily reflecting mandatory price revisions. Respiratory sales in Japan were up 2%, with growth in the new Respiratory products more than offsetting the decline in Adoair sales.

Worldwide HIV sales increased 25% to £1,022 million, with the US up 32%, Europe up 13% and International up 21%. The growth in all three regions was driven primarily by continued strong performances from both Triumeq and Tivicay, with sales of £530 million and £290 million, respectively, in the quarter. Epzicom/Kivexa sales declined 42% to £114 million, reflecting the impact of generic competition.

Vaccines
Vaccines sales were flat at £1,137 million with the US up 5%, Europe up 11% and International declining 11%. The overall performance benefited from increased Bexsero sales in the US and Europe and increased Menveo sales in International. Growth was also driven by Infanrix/Pediarix, due to favourable CDC stockpile movements and competitor supply shortages in the US, partly offset by increased competition in Europe and the phasing of shipments of Synflorix in International and Fluarix/FluLaval in the US and International.

In the US, sales grew 5% to £354 million. Growth was driven by Infanrix/Pediarix due to favourable CDC stockpile movements as well as competitor supply shortages in the quarter. Growth also benefited from market and share gains for Bexsero. Growth was partly offset by the phasing of shipments of Fluarix/FluLaval and Menveo share growth was more than offset by adverse CDC stockpile movements.

In Europe, sales grew 11% to £370 million. Growth was driven primarily by Bexsero sales in private market channels in several countries. Sales growth was also helped by a tender award for Synflorix and strong demand for Boostrix. Offsetting this growth was a decline in sales of Infanrix/Pediarix, impacted by increasing competitor supply, and an unfavourable comparison with Q4 2015 when Menveo sales in the UK benefited from a catch-up tender win.

In International, sales declined 11% to £413 million. The decline reflected the phasing of Synflorix sales in Pakistan and Brazil, lower demand for Rotarix in Latin America and the phasing of shipments of Fluarix/ FluLaval. This was partly offset by growth from tender awards for Menveo in Argentina and Infanrix/Pediarix in Kazakhstan and higher demand for Bexsero.

Consumer Healthcare
Consumer Healthcare sales were up 2% to £1,874 million, with the US up 3%, Europe up 4%, and International flat. Growth was primarily driven by strong performances in all regions across the Oral health and Wellness power brands, with Sensodyne, Panadol and Otrivin reporting particularly strong results. This growth was partly offset by the impact of the sale of the Nigeria beverages business at the end of Q3 2016 as well as the impact of demonetisation and a slow-down in the Nutrition category in the Indian business which when combined reduced global Consumer Healthcare percentage growth by low single-digits in the quarter.

US sales increased 3% to £467 million, reflecting strong performances within Oral health and Pain management, partly offset by Respiratory health due to increasing competition from private label variants in the Allergy category, which impacted Flonase OTC within the quarter.  Sensodyne grew in double-digits, building on the success of recently launched innovations and benefiting from the new Pronamel Strong & Bright variant. Within Wellness, Excedrin sales grew strongly, benefiting from the Gel-tabs format combined with promotional efficiencies, and Tums recorded good growth as a result of supply improvements.

Sales in Europe grew 4% to £565 million. Growth in the quarter was driven primarily by high single-digit overall growth of the power brands within the Oral health and Wellness categories. Double-digit performances were delivered by Sensodyne, Otrivin and the Gum health portfolio. On a geographical basis, Germany grew strongly, gaining share within Wellness and Oral health, as did Southern Europe, particularly Italy. This was partly offset by continued challenging economic conditions in CIS.

International sales of £842 million were flat in the quarter with performance impacted by the combined impact of demonetisation and a slower Nutrition category on the Indian business, as well as the sale of the Nigeria beverages business on 30 September 2016. Together these factors impacted the International percentage growth in the quarter by mid-single digits. Elsewhere, the Middle East grew strongly, with new Oral health innovations launched in Turkey and Panadol momentum in the Gulf, combined with a double-digit performance in Latin America including the benefit of better pricing. There was strong growth from the power brands, with a double-digit performance within Oral health, driven by Sensodyne and Denture care. Wellness also grew in mid single-digits, primarily driven by Panadol, Otrivin and Theraflu.

Total results

The total results for the Group are set out below.

	2016 £m	2015 £m	Growth CER%	Q4 2016 £m	Q4 2015 £m	Growth CER%

Turnover	27,889	23,923	6	7,586	6,286	3

Cost of sales	(9,290)	(8,853)	(1)	(2,508)	(2,541)	(9)

Gross profit	18,599	15,070	10	5,078	3,745	11

Selling, general and administration	(9,366)	(9,232)	(6)	(2,711)	(2,498)	(7)
Research and development	(3,628)	(3,560)	(6)	(1,003)	(1,054)	(16)
Royalty income	398	329		117	91
Other operating income/(expense)	(3,405)	7,715		(886)	(538)

Operating profit/(loss)	2,598	10,322	(86)	595	(254)	>100

Finance income	72	104		20	41
Finance expense	(736)	(757)		(193)	(199)
Profit on disposal of associates	-	843		-	1
Share of after tax profits/(losses) of associates and joint ventures	5	14		1	(5)

Profit/(loss) before taxation	1,939	10,526	(92)	423	(416)	>100

Taxation	(877)	(2,154)		(106)	(12)
Tax rate %	45.2%	20.5%		25.1%	(2.9)%

Profit/(loss) after taxation	1,062	8,372	(98)	317	(428)	97

Profit/(loss) attributable to non-controlling interests	150	(50)		60	(74)
Profit/(loss) attributable to shareholders	912	8,422		257	(354)

	1,062	8,372		317	(428)

Earnings/(loss) per share	18.8p	174.3p	(99)	5.3p	(7.3)p	>100

Total and core results
GSK presents total results and core results in order to help shareholders better understand the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports core results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Core results exclude the following items from total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; legal charges; transaction-related accounting adjustments; disposals and other operating income other than royalty income. Reconciliations between total and core results are provided on pages 57 to 60.

The adjustments that reconcile total operating profit, profit after tax and earnings per share to the core results are as follows:

	2016			2015

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	2,598	1,062	18.8	10,322	8,372	174.3

Intangible asset amortisation	588	458	9.4	563	402	8.3
Intangible asset impairment	20	15	0.3	206	156	3.2
Major restructuring costs	970	757	15.6	1,891	1,455	30.1
Legal costs	162	148	3.0	221	200	4.1
Transaction-related items	3,919	3,480	61.6	2,238	1,886	28.8
Divestments and other	(486)	(305)	(6.3)	(9,712)	(8,373)	(173.1)

	5,173	4,553	83.6	(4,593)	(4,274)	(98.6)

Core results	7,771	5,615	102.4	5,729	4,098	75.7

	Q4 2016			Q4 2015

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	595	317	5.3	(254)	(428)	(7.3)

Intangible asset amortisation	144	117	2.4	148	71	1.5
Intangible asset impairment	29	21	0.4	86	61	1.3
Major restructuring costs	397	296	6.1	773	602	12.4
Legal costs	47	43	0.9	14	(3)	(0.1)
Transaction-related items	862	716	11.6	714	590	8.4
Divestments and other	(12)	(27)	(0.6)	(124)	90	1.9

	1,467	1,166	20.8	1,611	1,411	25.4

Core results	2,062	1,483	26.1	1,357	983	18.1

Full reconciliations between total results and core results are set out on pages 57 to 60 and the definition of core results is set out on page 36.

Core operating profit and margin

Core operating profit

	2016				Q4 2016
	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Growth CER%

Turnover	27,889	100	6	5	7,586	100	3

Cost of sales	(8,351)	(29.9)	5	3	(2,195)	(28.9)	(2)
Selling, general and administration	(8,697)	(31.2)	2	-	(2,429)	(32.0)	(1)
Research and development	(3,468)	(12.4)	3	3	(1,017)	(13.4)	6
Royalty income	398	1.4	16	17	117	1.5	22

Core operating profit	7,771	27.9	14	17	2,062	27.2	16

Core profit before tax	7,124		16		1,893		18
Core profit after tax	5,615		14		1,483		12
Core profit attributable to shareholders	4,978		12		1,271		11

Core earnings per share	102.4p		12		26.1p		11

Core operating profit by business

	2016				Q4 2016
	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Growth CER%

Pharmaceuticals	7,979	49.5	6	8	2,347	51.3	14
Pharmaceuticals R&D	(2,488)		6	8	(741)		14

Total Pharmaceuticals	5,491	34.1	6	8	1,606	35.1	14
Vaccines	1,454	31.7	38	47	284	25.0	41
Consumer Healthcare	1,116	15.5	42	40	274	14.6	5

	8,061	28.9	16	18	2,164	28.5	16
Corporate & unallocated costs	(290)				(102)

Core operating profit	7,771	27.9	14	17	2,062	27.2	16

Core operating profit – 2016
Core operating profit was £7,771 million, 14% higher in CER terms than in 2015 on a turnover increase of 6%. The core operating margin of 27.9% was 3.9 percentage points higher than in 2015 and 1.9 percentage points higher on a CER basis.

On a pro-forma basis, core operating profit was 17% higher in CER terms compared with 2015 on turnover growth of 5%. The core operating margin of 27.9% was 4.6 percentage points higher than in 2015 and 2.6 percentage points higher in CER terms on a pro-forma basis, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Cost of sales as a percentage of turnover was 29.9%, down 1.5 percentage points in Sterling terms and 0.3 percentage points in CER terms compared with 2015. On a pro-forma basis, the cost of sales percentage decreased 1.8 percentage points compared with 2015 and was down 0.6 percentage points in CER terms. This reflected improved product mix, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare, as well as an increased contribution from integration and restructuring savings in all three businesses, partly offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, as well as continued investments in the supply chain.

SG&A costs were 31.2% of turnover, 1.9 percentage points lower than in 2015 and 1.2 percentage points lower on a CER basis. On a pro-forma basis, SG&A as a percentage of sales reduced by 2.2 percentage points and 1.5 percentage points on a CER basis. This primarily reflected tight control of ongoing costs as well as the benefits from the Pharmaceuticals restructuring programme and integration benefits in Vaccines and Consumer Healthcare, partly offset by investment in promotional product support, particularly for new launches in Respiratory, HIV, Vaccines and Consumer Healthcare.

R&D expenditure was £3,468 million (12.4% of turnover), 12% higher than in 2015 and 3% higher on a CER basis. On a pro-forma basis, R&D expenditure increased 3% on a CER basis reflecting increased investment, particularly in Pharmaceuticals, with investments in a number of new programmes and the cost of the acquired BMS HIV programmes, partly offset by the benefit from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £398 million (2015: £329 million) primarily reflecting increased royalty income from Gardasil sales as well as the benefit of a catch-up adjustment to prior-year estimates.

Core operating profit by business – 2016
Pharmaceuticals operating profit was £5,491 million, 6% higher in CER terms than in 2015 on a turnover increase of 3%. The operating margin of 34.1% was 3.7 percentage points higher than in 2015 and 1.1 percentage points higher on a CER basis. On a pro-forma basis, the operating margin increased 1.2 percentage points on a CER basis, reflecting a more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit from the Pharmaceuticals restructuring programme, partly offset by increased investment in new product support, increased investment in R&D in a number of new programmes, the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £1,454 million, 38% higher than in 2015 in CER terms on a turnover increase of 14%. The operating profit margin of 31.7% was 5.3 percentage points higher than in 2015 and 5.6 percentage points higher on a CER basis. On a pro-forma basis, the operating margin improved by 7.3 percentage points and 7.6 points in CER terms primarily driven by improved product mix and enhanced operating leverage from strong sales growth, together with restructuring and integration benefits in cost of sales, SG&A and R&D, and higher royalty income. These were partly offset by SG&A investments to support business growth, a number of inventory adjustments and additional supply chain investments.

Consumer Healthcare operating profit was £1,116 million, 42% higher than in 2015 in CER terms on a turnover increase of 9%. The operating margin of 15.5% was 4.2 percentage points higher than in 2015 and 3.4 percentage points higher on a CER basis. On a pro-forma basis, the Consumer Healthcare operating margin was 3.7 percentage points higher on a CER basis due to improvements in gross margin, reflecting mix benefits from the power brand strategy and better pricing, as well as a strong contribution from integration synergies benefiting both SG&A and R&D as a percentage of sales.

Core operating profit – Q4 2016
Core operating profit was £2,062 million, 16% higher in CER terms than in Q4 2015 on a turnover increase of 3%. The core operating margin of 27.2% was 5.6 percentage points higher than in Q4 2015 and 2.7 percentage points higher on a CER basis, reflecting improved operating leverage driven by sales growth and a more favourable mix across all three businesses, as well as continued delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Cost of sales as a percentage of turnover was 28.9%, down 3.9 percentage points in Sterling terms and down 1.6 percentage points in CER terms compared with Q4 2015. This reflected a more favourable product mix in the quarter, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines, as well as a continued contribution from integration and restructuring savings in all three businesses, partly offset by adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and continued investments in the supply chain.

SG&A costs were 32.0% of turnover, 1.5 percentage points lower than in Q4 2015 and 1.3 percentage points lower on a CER basis. This primarily reflected continued delivery of benefits from integration in Vaccines and Consumer Healthcare and the restructuring programme in Pharmaceuticals, partly offset by reallocation of investment behind promotional product support, particularly for new launches in Respiratory, HIV, Vaccines, and Consumer Healthcare.

R&D expenditure was £1,017 million (13.4% of turnover), 20% higher than Q4 2015 and 6% higher on a CER basis, reflecting increased investment in a number of new programmes as well as the cost of the acquired BMS HIV programmes partly offset by continued benefits from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £117 million (Q4 2015: £91 million) primarily reflecting increased royalty income from Gardasil sales.

Core operating profit by business – Q4 2016
Pharmaceuticals operating profit was £1,606 million, 14% higher in CER terms on a turnover increase of 4%. The operating margin of 35.1% was 6.5 percentage points higher than in Q4 2015. On a CER basis the operating margin was 2.9 percentage points higher, reflecting a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefits of the Pharmaceuticals restructuring programme, partly offset by the impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio to newer products, continuing investments in new product support and additional investment in a number of new programmes in the R&D pipeline.

Vaccines operating profit was £284 million, 41% higher than in Q4 2015 in CER terms on flat turnover. The operating margin of 25.0% was 8.2 percentage points higher than in Q4 2015 and 6.9 percentage points higher in CER terms, primarily driven by favourable product mix in cost of sales, a reduction in R&D expenses delivered through restructuring and integration benefits, and higher royalty income. This was partly offset by an increase in SG&A investments to support business growth.

Consumer Healthcare operating profit was £274 million, 5% higher than in Q4 2015 in CER terms on a turnover increase of 2%. The operating margin of 14.6% was 3.0 percentage points higher than in Q4 2015 and 0.3 percentage points higher on a CER basis. The increase in operating margin primarily reflected contribution from integration synergies benefiting both SG&A and R&D, partly offset by increased investment behind power brands, particularly in the Oral health and Wellness categories.

Core profit after tax and core earnings per share – 2016
Net core finance expense was £652 million compared with £636 million in 2015, the increase reflecting the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Tax on core profit amounted to £1,509 million and represented an effective core tax rate of 21.2% (2015: 19.5%). The increase in the effective rate primarily reflected the Group’s changing earnings mix. See ‘Taxation’ on page 49 for further details.

The allocation of earnings to non-controlling interests amounted to £637 million (2015: £440 million), including the non-controlling interest allocations of Consumer Healthcare profits of £288 million (2015: £137 million) and the allocation of ViiV Healthcare profits, which increased to £324 million (2015: £224 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the year. The allocation also reflected the impact on the contribution of some of the Group’s other entities with non-controlling interests primarily as a result of net losses in those entities arising from exchange.

Core EPS of 102.4p was up 12% in CER terms compared with a 14% increase in operating profit, primarily reflecting the increased tax rate compared with 2015 and the greater contribution to growth from businesses in which there are significant non-controlling interests.

Core profit after tax and core earnings per share – Q4 2016
Net core finance expense was £170 million compared with £154 million in Q4 2015, reflecting increased net debt but primarily impacted by the translation effect of exchange rate movements on the costs of foreign currency interest-bearing instruments.

Tax on core profit amounted to £410 million and represented an effective core tax rate of 21.7% (Q4 2015: 17.9%). The increase in the effective rate primarily reflected the timing of resolution of a number of matters that benefited the quarter in 2015 compared with 2016 as well as the Group’s changing earnings mix. See ‘Taxation’ on page 49 for further details.

The allocation of earnings to non-controlling interests amounted to £212 million (Q4 2015: £109 million), including the non-controlling interest allocations of Consumer Healthcare profits of £103 million (Q4 2015: £40 million) and the allocation of ViiV Healthcare profits, which increased to £93 million (Q4 2015: £46 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The allocation also reflected net losses in other entities with non-controlling interests primarily as a result of adverse exchange movements.

Core EPS of 26.1p was up 11% in CER terms compared with a 16% increase in operating profit, primarily reflecting the increased tax rate in the quarter compared with Q4 2015 and the greater contribution to growth from businesses in which there are significant non-controlling interests.

Currency impact on 2016 results
The 2016 results are based on average exchange rates, principally £1/$1.36, £1/€1.23 and £1/Yen 149. Comparative exchange rates are given on page 51. The period-end exchange rates were £1/$1.24, £1/€1.17 and £1/Yen 144.

In the year, turnover increased 6% CER and 17% at actual exchange rates. Core EPS of 102.4p was up 12% in CER terms and up 35% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to 2015. A reduction in losses on settled intercompany transactions compared with 2015 contributed less than 1 percentage point of the positive currency impact of 23 percentage points on core EPS.

Currency impact on Q4 2016 results
In the quarter, turnover increased 3% CER and 21% at actual exchange rates. Core EPS of 26.1p was up 11% in CER terms and up 45% at actual rates. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q4 2015. Losses on settled intercompany transactions compared with Q4 2015 reduced the positive currency impact by 4 percentage points, resulting in a positive currency impact of 34 percentage points on core EPS.

Total operating profit and total earnings per share – 2016
Total operating profit was £2,598 million in 2016 compared with a total operating profit of £10,322 million in 2015, which benefited from the net disposal gains recorded following the disposal of the Oncology business as part of the Novartis transaction.

Non-core items resulted in an aggregate net charge of £5,173 million primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement in the year of the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities first recognised in Q1 2016 for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare. The liability for the Shionogi put option was de-recognised in Q4 2016 directly to equity. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 55. These re-measurements were driven by the unwinding of the discount applied to these future liabilities as well as updated trading forecasts and changes in the exchange rate assumptions used, updating them to period-end rates, which have increased the estimated total Sterling values of GSK’s Consumer Healthcare and ViiV Healthcare businesses. Non-core items also included the continued impact of charges for restructuring costs related to the integration of the former Novartis businesses and the Pharmaceuticals restructuring programme and certain other adjusting items.

Intangible asset amortisation and impairment
Intangible asset amortisation was £588 million, compared with £563 million in 2015. Intangible asset impairments of £20 million (2015: £206 million) included impairments of R&D and commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges of £970 million have been incurred (2015: £1,891 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made were £1,077 million (2015: £1,131 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £3.7 billion, with cash charges of £2.9 billion and cash payments to date of £2.7 billion. The anticipated total cash charges of the combined programme were expected to be up to £3.65 billion and the non-cash charges up to £1.35 billion. The programme delivered incremental cost savings of £1.4 billion in 2016, including a currency benefit of £0.2 billion, and has now delivered approximately £3.0 billion of annual savings (including the currency benefit). The programme remains on track to deliver the originally targeted total annual savings of £3 billion on a constant currency basis during 2017. Some residual costs, both cash and non-cash, will be charged during 2017, to deliver the targeted £3 billion of savings.

Legal
Legal charges of £162 million (2015: £221 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Cash payments were £233 million (2015: £420 million).

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £3,919 million (2015: £2,238 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis, the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture and the value attributable to the put options and preferential dividends payable to Pfizer and Shionogi.

Charge/(credit)	2016 £m	2015 £m

Consumer Healthcare Joint Venture put option	1,133	83
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	2,162	1,874
ViiV Healthcare put options and Pfizer preferential dividends	577	-
Other adjustments	47	281

Total transaction-related charges	3,919	2,238

The aggregate impact of unwinding the discount on these future and potential liabilities was £905 million (2015: £757 million), including £464 million on the Consumer Healthcare Joint Venture put option, £334 million on contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture, and £58 million on the ViiV Healthcare put options and preference dividends. The remaining charge of £3,014 million was driven primarily by changes in exchange rate assumptions as well as updates to trading forecasts.

In December 2016, GSK and Shionogi agreed to amend the Shareholders’ Agreement for ViiV Healthcare to remove the Shionogi put option, as well as the first two exercise windows of the GSK call option, which would have been exercisable in 2027 and 2030. The estimated liability for Shionogi’s put option was initially recognised on GSK’s balance sheet at the end of Q1 2016, and stood at £1,244 million when it was de-recognised in December 2016, directly to equity. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 55.

Divestments and other items
Divestments and other items included equity investment disposals, including the disposal of the remaining Aspen Pharmacare investment, dividends and impairments, milestone income on ofatumumab, a number of other asset disposals, and certain other adjusting items. Divestments and other items in 2015 included the profit on the disposal of the Oncology business to Novartis.

Tax
A tax charge of £877 million on total profit represented an effective tax rate of 45.2% (2015: 20.5%) and reflected the non-deductibility of certain items included within the transaction-related adjustments, particularly the re-measurements of the put options related to ViiV Healthcare and the Consumer Healthcare Joint Venture, as well as differing tax effects of the various other non-core items.

Earnings per share
The total earnings per share was 18.8p, compared with earnings per share of 174.3p in 2015. The decrease primarily reflected the benefit in 2015 from the disposal of the Oncology business to Novartis that closed in Q1 2015, together with the impact in 2016 of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, partly offset by improved performance and reduced restructuring costs.

Total operating profit and total earnings per share – Q4 2016
Total operating profit was £595 million in Q4 2016 compared with a total operating loss of £254 million in Q4 2015. Non-core items in the quarter resulted in an aggregate net charge of £1,467 million (Q4 2015: £1,611 million), primarily reflecting the impact of further accounting charges related to re-measurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with re-measurement of the value attributable to the Consumer Healthcare Joint Venture put option and liabilities for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare in the quarter. The liability for the Shionogi put option was de-recognised in Q4 2016 directly to equity. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 55. The significant re-measurements were driven primarily by changes in exchange rate assumptions, which have been updated to the period-end rates as well as updated trading forecasts.

Intangible asset and amortisation and impairment
Intangible asset amortisation was £144 million compared with £148 million in Q4 2015. Intangible asset impairments were £29 million (Q4 2015: £86 million). Both are non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £397 million (Q4 2015: £773 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made in the quarter were £279 million (Q4 2015: £285 million) including the settlement of certain charges accrued in previous quarters.

Legal
Legal charges of £47 million (Q4 2015: £14 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Legal cash payments in the quarter were £67 million (Q4 2015: £141 million).

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £862 million (Q4 2015: £714 million). This primarily included accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the re-measurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture, as well as the value attributable to the put options and preferential dividends attributable to Pfizer and Shionogi.

Charge/(credit)	Q4 2016 £m	Q4 2015 £m

Consumer Healthcare Joint Venture put option	133	(95)
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	673	704
ViiV Healthcare put options and Pfizer preferential dividends	37	-
Other adjustments	19	105

Total transaction-related charges	862	714

The aggregate impact of unwinding the discount on these future potential liabilities was £256 million (Q4 2015: £260 million), including £124 million on the Consumer Healthcare Joint Venture put option, £96 million on the contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture, and £22 million on the ViiV Healthcare put options and preference dividends. The remaining charge of £606 million was driven by adjustments to trading forecasts and further changes in exchange rate assumptions in the quarter. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 55.

Divestments and other items
Divestments and other items included equity investment disposals, including the disposal of a number of other asset disposals, along with certain other adjusting items.

Tax
A tax charge of £106 million on total profit represented an effective tax rate of 25.1% (Q4 2015: (2.9%)). This rate reflected the non-deductibility of certain items included within transaction-related adjustments, as well as the differing tax effects of the various non-core items.

Earnings per share
The total earnings per share was 5.3p, compared with total loss per share of 7.3p in Q4 2015. The increase primarily reflected improved core performance and reduced restructuring costs, partly offset by increased re-measurement charges from changes in the Sterling valuations of the contingent consideration and the put options liabilities associated with the Group’s Consumer Healthcare and HIV businesses.

Cash generation and conversion

Cash flow and net debt

	2016	2015	Q4 2016

Net cash inflow from operating activities (£m)	6,497	2,569	2,991
Adjusted net cash inflow from operating activities* (£m)	6,730	2,989	3,058
Free cash flow* (£m)	3,087	(155)	1,768
Adjusted free cash flow* (£m)	3,320	265	1,835
Free cash flow growth (%)	>100%	>(100)%	>100%
Free cash flow conversion* (%)	>100%	3%	>100%
Net debt (£m)**	13,804	10,727	13,804

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 36.
**	The analysis of net debt is presented on page 54.

2016
The net cash inflow from operating activities for the year was £6,497 million (2015: £2,569 million). Excluding legal settlements of £233 million (2015: £420 million) adjusted net cash inflow from operating activities was £6,730 million (2015: £2,989 million). In addition, there were payments of restructuring and integration costs of £1,077 million (2015: £1,131 million) and a further tax payment of £125 million (2015: £1,071 million) on the sale of the Oncology business, both of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £7,932 million (2015: £5,191 million). The increase primarily reflected the improved operating performance across all segments and a positive currency benefit.

Total cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) in the year were £417 million (2015: £159 million), of which £351 million (2015: £121 million) was recognised in cash flows from operating activities and £66 million (2015: £38 million) was recognised within investing cash flows.

Free cash flow was £3,087 million for the year (2015: £155 million outflow). Excluding legal payments, adjusted free cash flow was £3,320 million (2015: £265 million) but this is also after making restructuring and integration payments, the additional tax payment on the sale of the Oncology business and the purchase of HIV Clinical assets for £221 million, which are treated as intangible assets purchases. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £4,743 million (2015: £2,467 million).

Net debt
At 31 December 2016, net debt was £13.8 billion, compared with £10.7 billion at 31 December 2015, comprising gross debt of £18.8 billion and cash and liquid investments of £5.0 billion. The increase in net debt primarily reflects a £2.2 billion adverse exchange impact from the translation of non-Sterling denominated debt and exchange on other financing items, dividends paid to shareholders of £4.9 billion including the special dividend of £1.0 billion, partly offset by free cash flow of £3.1 billion and asset disposals of £1.0 billion.

At 31 December 2016, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £4,129 million with loans of £2,216 million repayable in the subsequent year.

Q4 2016
The net cash inflow from operating activities for the quarter was £2,991 million (Q4 2015: £1,501 million). Excluding legal settlements of £67 million (Q4 2015: £141 million) adjusted net cash inflow from operating activities was £3,058 million (Q4 2015: £1,642 million). In addition, there were payments of restructuring and integration costs of £279 million (Q4 2015: £285 million) and there was a tax payment of £292 million in Q4 2015 on the sale of the Oncology business, both of which have been funded from divestment proceeds. Excluding these items, the adjusted net cash inflow from operating activities would have been £3,337 million (Q4 2015: £2,219 million). The increase primarily reflected the improved operating performance across all segments together with an improvement in working capital (including inventory levels) compared to Q4 2015, as well as a positive currency benefit.

Total cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) in the quarter were £137 million, of which £118 million was recognised in cash flows from operating activities and £19 million was recognised within investing cash flows.

Free cash flow was £1,768 million for the quarter (Q4 2015: £553 million). Excluding legal payments, adjusted free cash flow was £1,835 million (Q4 2015: £694 million) but this is also after making restructuring and integration payments and the additional tax payment on the sale of the Oncology business in 2015. Excluding these items, which are being funded from divestment proceeds, the adjusted free cash flow would have been £2,114 million (Q4 2015: £1,271 million).

Working capital

	31 December 2016	30 September 2016	30 June 2016	31 March 2016	31 December 2015

Working capital conversion cycle* (days)	193	216	217	209	191
Working capital percentage of turnover (%)	22	27	26	25	23

*	Working capital conversion cycle is defined on page 36.

The reported working capital conversion cycle days in 2015 were distorted by a temporary favourable impact of 15 days arising from the Novartis transaction. Excluding this impact, the conversion cycle for 2015 was around 206 days. The resulting reduction of 13 days in 2016 compared with 2015 was predominantly due to a beneficial impact from exchange, reduced receivables days from improved collections and reduced inventory days.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for 2017.

In April 2016, GSK returned approximately £1 billion (20p per share) to shareholders via a special dividend paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture, and other capital requirements.

Quarterly dividends
The Board has declared a fourth interim dividend of 23 pence per share (Q4 2015: 23 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 April 2017. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

The ex-dividend date will be 23 February 2017 (22 February 2017 for ADR holders), with a record date of 24 February 2017 and a payment date of 13 April 2017.

	Paid/ payable	Pence per share	£m

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	925
Third interim	12 January 2017	19	925
Fourth interim	13 April 2017	23	1,119
		80	3,892

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919
Fourth interim	14 April 2016	23	1,114

		80	3,872

Special dividend	14 April 2016	20	969

GSK made no share repurchases during the year. The company issued 7 million shares under employee share schemes amounting to £89 million (2015: £73 million).

The weighted average number of shares for 2016 was 4,860 million, compared with 4,831 in 2015.

The weighted average number of shares for Q4 2016 was 4,867 million, compared with 4,838 million in Q4 2015.

Segmental performance

Pharmaceuticals

	2016			Q4 2016

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Growth CER%

US	6,837	10	12	2,080	12
Europe	3,884	-	2	1,022	(1)
International	5,383	(3)	(3)	1,473	(4)

Total	16,104	3	4	4,575	4

	2016		Q4 2016

	£m	Growth CER%	£m	Growth CER%

Respiratory	6,510	2	1,918	2
Cardiovascular, metabolic and urology	860	(11)	234	12
Immuno-inflammation	340	15	112	27
Other pharmaceuticals	2,297	(14)	636	(12)
Established products	2,541	(8)	653	(6)
HIV	3,556	37	1,022	25

Total	16,104	3	4,575	4

Respiratory

2016 (£6,510 million; up 2%)
Respiratory sales in 2016 increased 2% to £6,510 million, reflecting the continuing transition of the Respiratory portfolio to newer products. Growth in the new Respiratory products, which recorded combined sales of £1,052 million, including Relvar/Breo Ellipta sales of £620 million, more than offset the decline in Seretide/ Advair. Flixotide/Flovent sales decreased 8% to £637 million and Ventolin sales grew 15% to £785 million.

In the US, Respiratory sales increased 7% to £3,306 million (14% volume growth and a 7% negative impact of price). The growth of new Respiratory products more than offset the 13% decline in Advair (7% volume decline and a 6% negative impact of price). The new Ellipta products recorded combined sales of £583 million, including Breo Ellipta sales of £344 million, with Nucala, the treatment for severe asthma, reporting sales of £71 million. Established Respiratory assets included Ventolin, with sales up 23% to £421 million, and Flovent, which declined 11% to £378 million. Ventolin sales benefited from competitor supply constraints early in the year, while Flovent continued to be impacted by ongoing pricing pressures in the ICS market.

European Respiratory sales were down 10% to £1,383 million, with Seretide sales down 24% to £835 million (16% volume decline and an 8% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £225 million in 2016, including Relvar Ellipta sales of £140 million.

Respiratory sales in the International region increased 3% to £1,821 million with Emerging Markets up 7% and Japan up 3%. In Emerging Markets, sales of Seretide were down 3% at £476 million, while Ventolin grew 13% to £219 million. In Japan, the growth in the new Respiratory products offset the Adoair decline of 12%.

Q4 2016 (£1,918 million; up 2%)
Respiratory sales in the quarter were up 2% at £1,918 million, reflecting growth in the new Respiratory products, which recorded combined sales of £364 million in the quarter, including Relvar/Breo Ellipta sales of £207 million. Seretide/Advair declined 20% to £975 million in the quarter, Flixotide/Flovent sales decreased 4% to £190 million and Ventolin sales grew 43% to £245 million.

In the US, Respiratory sales increased 5% to £1,053 million in the quarter (8% volume growth and a 3% negative impact of price). Growth of new Respiratory products in the quarter offset the 21% decline in Advair (14% volume decline and a 7% negative impact of price) which included the impact of lower inventory in the channel. The new Ellipta products recorded combined sales of £204 million in the quarter including Breo Ellipta sales of £122 million, with Nucala, the treatment for severe asthma, reporting sales of £30 million. Established Respiratory assets included Ventolin, with sales up 78% to £141 million, and Flovent, which declined 8% to £115 million. Ventolin reported sales growth included the impact of a comparison with unfavourable payer rebate adjustments in Q4 2015.

European Respiratory sales were down 7% to £360 million, with Seretide sales down 24% to £201 million (13% volume decline and a 11% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £72 million in the quarter, including Relvar Ellipta sales of £42 million.

Respiratory sales in the International region increased 2% to £505 million, with Emerging Markets up 5% and Japan up 2%, while sales in Canada declined 4%. In Emerging Markets, sales of Seretide were down 7% at £122 million, including China down 10%, reflecting the unwinding in Q4 2016 of wholesaler stocking that occurred in Q3 ahead of a systems upgrade. Excluding China, Emerging Markets Respiratory sales grew 8%, including Ventolin up 26% to £56 million. In Japan, the new Respiratory products grew 47% to £31 million.

Cardiovascular, metabolic and urology

2016 (£860 million; down 11%)
Sales in the category were down 11% to £860 million. The Avodart franchise was down 14% to £635 million, primarily due to a 63% decline in the US following the launch of generic competition in Q4 2015. Sales of Eperzan/Tanzeum were £121 million, primarily in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in 2016, compared with £43 million in 2015.

Q4 2016 (£234 million; up 12%)
Sales in the category were up 12% to £234 million. The Avodart franchise was up 23% to £164 million, with a strong performance in Europe, up 27% to £82 million. Sales of Eperzan/Tanzeum were £38 million in the quarter, primarily in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in Q4 2016, compared with £12 million in Q4 2015.

Immuno-inflammation

2016 (£340 million; up 15%)
Immuno-inflammation sales grew 15% to £340 million. Sales of Benlysta were £306 million, up 19%, with sales in the US of £277 million, up 18%.

Q4 2016 (£112 million; up 27%)
Immuno-inflammation sales grew 27% to £112 million. Sales of Benlysta were £89 million, up 17%, with sales in the US of £81 million, up 17% on demand driven volume growth.

Other pharmaceuticals

2016 (£2,297 million; down 14%)
Sales in other therapy areas decreased 14% to £2,297 million. Dermatology sales declined 12% to £393 million, adversely affected by supply constraints, while Augmentin sales were flat at £563 million. Sales of products for Rare diseases were flat at £423 million, and included sales of Volibris, which were up 1% to £172 million.

Q4 2016 (£636 million; down 12%)
Sales in other therapy areas decreased 12% to £636 million. Dermatology sales declined 6% to £113 million, adversely affected by supply constraints, while Augmentin sales were flat at £146 million. Sales of products for Rare diseases grew 1% to £117 million, and included sales of Volibris, which were down 3% to £45 million.

Established products

2016 (£2,541 million; down 8%)
Established products turnover fell 8% to £2,541 million, with Valtrex sales down 37% to £118 million driven by a decline in Canada, down 91% to £5 million, following loss of exclusivity. Zeffix sales were down 24% to £111 million and Lovaza sales in the US fell 59% to £43 million.

Q4 2016 (£653 million; down 6%)
Established products turnover fell 6% to £653 million, primarily reflecting a decline in International, including the impact in Q4 2016 of the unwinding of wholesaler stocking in China that occurred in Q3 ahead of a systems upgrade. Sales of Lovaza in the US were down 73% to £8 million, and sales of Zeffix in China were down 51% to £13 million.

HIV

2016 (£3,556 million; up 37%)
HIV sales increased 37% to £3,556 million in the year, with the US up 46%, Europe up 29% and International up 21%. The growth in all three regions was driven by Triumeq and Tivicay.

Triumeq and Tivicay sales were £1,735 million and £953 million, respectively. Epzicom/Kivexa sales declined 27% to £568 million, and Selzentry sales declined 9% to £125 million. There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 38% to £23 million, and Lexiva, down 26% to £51 million.

Q4 2016 (£1,022 million; up 25%)
HIV sales increased 25% to £1,022 million in the quarter, with the US up 32%, Europe up 13% and International up 21%. The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £530 million and £290 million, respectively, in the quarter. Epzicom/Kivexa sales declined 42% to £114 million, reflecting increasing generic competition, and Selzentry sales declined 7% to £33 million.

Vaccines

	2016			Q4 2016

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Growth CER%

US	1,599	13	12	354	5
Europe	1,423	18	16	370	11
International	1,570	10	8	413	(11)

Total	4,592	14	12	1,137	-

	2016			Q4 2016

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Growth CER%

Rotarix	469	1	1	106	(10)
Synflorix	504	19	19	122	(24)
Fluarix, FluLaval	414	38	38	63	(25)
Bexsero	390	>100	>100	98	>100
Menveo	202	16	8	50	72
Boostrix	470	18	18	127	19
Infanrix, Pediarix	769	(5)	(5)	219	15
Hepatitis	602	1	1	157	(1)
Priorix, Priorix Tetra, Varilrix	300	5	5	83	(12)
Cervarix	81	(14)	(14)	23	18
Other	391	6	(4)	89	(33)

Total	4,592	14	12	1,137	-

2016 (£4,592 million; up 14%)
Vaccines sales grew 14% on a reported basis and 12% pro-forma to £4,592 million. On a reported basis, the US was up 13%, Europe up 18% and International up 10%. Growth benefited from the strong performance of Bexsero across all regions, higher demand for Fluarix/Flulaval in the US and International and a tender award for Menveo in International. Further growth was driven by Synflorix due to market expansion in International and a tender award in Europe. Boostrix sales benefited from higher demand in Europe and International. Growth was partly offset by Infanrix/Pediarix due to supply constraints in International, as well as unfavourable CDC stockpile movements for a number of products across the portfolio.

In the US, sales grew by 13% on a reported basis and 12% on a pro-forma basis to £1,599 million. Growth was driven by market and share growth for Bexsero, Menveo and Boostrix, improved supply and higher demand for Fluarix/Flulaval and competitor supply issues that benefited Infanrix/Pediarix. This growth was partly offset by adverse stockpile movements on Menveo and an unfavourable comparison with the benefit to 2015 from CDC stockpile movements on Infanrix/Pediarix, Boostrix and Rotarix.

In Europe, sales grew 18% on a reported basis and 16% on a pro-forma basis to £1,423 million. Growth was driven primarily by Bexsero sales in private market channels in several countries including Spain and Italy, and in the UK following its inclusion in the NHS immunisation programme. Boostrix sales benefited from higher demand and competitor supply issues. Sales increased in Germany driven by improved supply of Hepatitis vaccines and higher demand for Encepur and Rabipur. Sales growth was also helped by a tender award for Synflorix in Poland but Infanrix/Pediarix sales were adversely impacted, mainly in Germany, France and Italy, by a competitor’s return to the market during the year. Growth was also partly offset by the unfavourable comparison with 2015 when Menveo sales in the UK benefited from a catch-up tender win.

In International, sales grew 10% on a reported basis and 8% on a pro-forma basis to £1,570 million. Growth was driven primarily by Synflorix, due to market expansion in Nigeria, higher demand in Africa and private market demand in Asia. The growth in Menveo sales was driven by a tender award in Argentina and Rotarix sales benefited from higher demand in Brazil and Japan. Further growth in the region was driven by Brazil due to strong demand for Bexsero, Menjugate, and Boostrix. Fluarix/Flulaval sales grew due to higher uptake in Australia. Growth in the region was partly offset by lower sales of Infanrix/Pediarix, due to supply constraints, and lower Hepatitis vaccines sales, due to wholesaler destocking in China following the introduction of new private market distribution regulations.

Q4 2016 (£1,137 million; flat)
Vaccines sales were flat at £1,137 million with the US up 5%, Europe up 11% and International declining 11%. Growth benefited from increased Bexsero sales in the US and in private market channels in Europe, and Menveo in International. Growth was also driven by Infanrix/Pediarix due to favourable CDC stockpile movements and competitor supply issues in the US, partly offset by increased competition in Europe. Growth in Europe was driven by higher demand for Boostrix and a tender award for Synflorix. Growth was partly offset by the phasing of Synflorix sales in International and the phasing of shipments of Fluarix/FluLaval in the US and International.

In the US, sales grew 5% to £354 million. Growth was driven by Infanrix/Pediarix due to favourable CDC stockpile movements as well as competitor supply issues. Growth also benefited from market and share gains for Bexsero. Growth was partly offset by the phasing of shipments of Fluarix/FluLaval and Menveo share growth was more than offset by an unfavourable comparison with the benefit to Q4 2015 from CDC stockpile movements.

In Europe, sales grew 11% to £370 million. Growth was driven primarily by Bexsero sales in private market channels mainly in Spain and Italy. Sales growth was also helped by a tender award for Synflorix in Poland and strong demand for Boostrix mainly in Germany. Partly offsetting this growth was a decline in Infanrix/Pediarix sales, which were impacted by increasing competitor supply in Germany, France and Italy, and an unfavourable comparison with Q4 2015, when Menveo sales in the UK benefited from a catch-up tender win.

In International, sales declined 11% to £413 million. The decline was driven by the phasing of Synflorix sales in Pakistan and Brazil, lower demand for Rotarix in Latin America and the phasing of shipments of Fluarix/FluLaval in Korea and Canada. This was partly offset by growth from tender awards for Menveo in Argentina and Infanrix/Pediarix in Kazakhstan and higher demand for Bexsero.

Consumer Healthcare

Turnover	2016			Q4 2016

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Growth CER%

US	1,761	9	5	467	3
Europe	2,191	12	4	565	4
International	3,241	8	5	842	-

Total	7,193	9	5	1,874	2

Turnover	2016			Q4 2016

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Growth CER%

Wellness	3,726	15	6	992	3
Oral health	2,223	8	8	594	10
Nutrition	674	(8)	(9)	150	(23)
Skin health	570	4	(2)	138	4

Total	7,193	9	5	1,874	2

2016 (£7,193 million; up 9%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture. Results do not include the trading performance of the Nigeria beverages business in Q4 2016 following its sale on 30 September 2016.

Reported sales grew 9% to £7,193 million, benefiting significantly from the inclusion of sales of the former Novartis products for the first time for the first two months of the period. Pro-forma growth was 5% of which price contributed 2%, and volume 3%. Strong performances were delivered by the power brands within the Oral health and Wellness categories and across all regions. Sales from innovation within the last three years represented approximately 13% of sales, with a particular contribution for Flonase, which was switched to OTC in Q1 2015. Other notable launches in 2016 included Sensodyne True White and Excedrin Gel-tabs in the US.

US sales grew 9% on a reported basis to £1,761 million, 5% pro-forma. Sensodyne delivered double-digit growth, benefiting from the launch in 2015 of Repair and Protect and the launch of True White in the first quarter of 2016, together with distribution gains for Pronamel and the newly launched Pronamel Strong & Bright variant. Flonase OTC delivered high single-digit growth, with a strong performance in the first half of 2016, driven by new formats, but impacted in the second half by increasing private label competition. Excedrin grew in double-digits, driven by the Gel-tab launch and new digital campaigns, and Tums also delivered double-digit growth, benefiting from supply improvements. This was partly offset by a decline in Aquafresh sales due to increased competitive pressures and a re-alignment of investment behind power brands.

Sales in Europe grew 12% on a reported basis to £2,191 million and were up 4% on a pro-forma basis, driven primarily by performances within the Wellness and Oral health categories. Voltaren continued to deliver double-digit growth, driven largely by the 12-hour variant and with strong performances across all key markets. Oral health sales grew in mid single-digits, with strong growth in Sensodyne and the Gum health portfolio, partly offset by a flat performance in Aquafresh, due to increased competitive pressures. At a market level, sales grew well in Italy, Scandinavia, the UK and Germany, partly offset by a decline in sales in CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £3,241 million grew 8% on a reported basis with pro-forma growth of 5%. Growth was delivered in many priority markets, primarily through the power brands across the Oral health and Wellness categories. This was partly offset by the impact of the sale of the Nigeria beverages business at the end of Q3 2016 as well as the affect of the restructuring of activity in Venezuela at the end of 2015. Growth of the International region was also affected by the combined impact on the Indian business of the demonetisation implemented in November and a more general slowing of the health food drink category which impacted the performance of the Nutrition category and Horlicks in particular. Elsewhere, strong growth was delivered in the Middle East, Latin America and China. The growth in the Middle East was driven by strong momentum across the power brands, particularly Otrivin, Panadol and Sensodyne. Double-digit performances were delivered in Brazil and Argentina as a result of better pricing and new product launches within Oral health. China delivered high single-digit sales growth with contributions across the portfolio and with Sensodyne and Voltaren in particular benefiting from e-commerce and retail distribution expansion.

Q4 2016 (£1,874 million; up 2%)
Sales grew 2% to £1,874 million with 1% price and 1% volume growth, driven primarily by double-digit performances of power brands overall and most significantly, Sensodyne, Panadol, Denture care and Otrivin. These performances were partly offset by the sale of the Nigeria beverages business and the impact of demonetisation and a slower Nutrition category on the Indian business, which together impacted percentage growth in the global Consumer Healthcare business by low-single digits. Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 12% of sales in the quarter. Notable launches within the quarter included Pronamel Strong & Bright in the US and Parodontax Ultraclean in Europe.

US sales increased 3% to £467 million, reflecting in particular a strong performance within Oral health. Growth within Wellness slowed, driven by increasing private label competition in the Allergy category which impacted Flonase OTC. This was partly offset by better growth in the pain category. Excedrin delivered double-digit growth, driven by the continued momentum of the Gel-tab variant, along with promotional efficiencies. Within Oral health, Sensodyne and Denture care delivered double-digit performances, although this was partly offset by increased competition, which impacted Aquafresh. Sensodyne benefited from the launch of Pronamel Strong & Bright in the quarter and Denture care gained share as a result of targeted promotional support. Tums grew in double-digits in the quarter benefiting from supply improvements.

Sales in Europe grew 4% to £565 million. Growth in the quarter was driven by the Oral health and Wellness categories. Oral health contributed the majority of the region’s growth with high single-digit growths in all key markets driven by double-digit growth of Sensodyne and Gum health. Voltaren grew in high single-digits, benefiting from continued strong performances from the 12-hour variant, media campaigns and distribution gains. Germany and Italy performed particularly well, with broad-based growth across the categories benefiting from targeted promotional support. These strong performances were partly offset by the continuing economic downturn in CIS that impacted consumer spending, together with a decline within Nutrition following the re-alignment of investment behind power brands.

International sales of £842 million were flat in the quarter. The reported performance of the region was impacted by the disposal of the Nigeria beverages business on 30 September 2016 as well as the impact on the Indian business of demonetisation and a slower Nutrition category that together affected Horlicks in particular. Together these factors impacted growth in International in the quarter by mid-single digits percentages. Elsewhere, the Middle East and Latin America performed particularly well. The Middle East region posted double-digit growth, driven by Sensodyne, building on momentum from the True White variant, and Panadol, benefiting from line extensions. Latin America grew strongly in the quarter driven by better pricing and growth in the Oral health power brands. Together these significantly impacted the growth rate of the International region and the Nutrition category. Performance of the power brands elsewhere in the region continued to be buoyant with a particularly strong delivery within Oral health, driven by Sensodyne and Denture care. Wellness also demonstrated good momentum, with Panadol, Otrivin and Theraflu all recording double-digit growth.

New Pharmaceutical and Vaccine products

Turnover	2016		Q4 2016

	£m	Growth CER%	£m	Growth CER%

Pharmaceuticals

Respiratory
Relvar/Breo Ellipta	620	>100	207	77
Anoro Ellipta	201	>100	69	100
Arnuity Ellipta	15	>100	6	>100
Incruse Ellipta	114	>100	38	>100
Nucala	102	>100	44	>100

CVMU
Eperzan/Tanzeum	121	>100	38	88

HIV
Tivicay	953	45	290	42
Triumeq	1,735	>100	530	56

	3,861	>100	1,222	68

Vaccines

Bexsero	390	>100	98	>100
Menveo	202	16	50	72

	592	96	148	>100

Total	4,453	>100	1,370	71

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current clinical pipeline asset, Shingrix, are as set out above. Sales of the New Pharmaceutical and Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

2016
Sales of New Pharmaceutical and Vaccine products were £4,453 million, grew £2,465 million in Sterling terms and represented approximately 22% of Pharmaceuticals and Vaccines turnover in the year.

Q4 2016
Sales of New Pharmaceutical and Vaccine products were £1,370 million, grew £688 million in Sterling terms and represented approximately 24% of Pharmaceuticals and Vaccines turnover in the quarter.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Total Pharmaceuticals R&D, which includes HIV R&D, are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. R&D expenditure for 2016 is analysed below.

	2016 £m	2015 £m	Growth CER %

Discovery	848	744	6
Development	1,275	1,136	4
Facilities and central support functions	505	433	9

Total Pharmaceuticals	2,628	2,313	5
Vaccines	597	525	2
Consumer Healthcare	243	258	(12)

Core R&D	3,468	3,096	3
Amortisation and impairment of intangible assets	54	93
Major restructuring costs	159	319
Transaction-related, divestments and other items	(53)	52

Total R&D	3,628	3,560	(6)

Core R&D expenditure increased 3% on a CER basis reflecting increased investment, particularly in Total Pharmaceuticals, which increased 5% CER. The most significant factor driving Total Pharmaceuticals R&D growth was progression of the ViiV HIV portfolio, including programmes acquired from BMS earlier in the year. The increase in Discovery was also driven by progression of the early stage Oncology portfolio and early investment in Bioelectronics. Development growth was primarily due to the start of new Phase III programmes, including HIV, respiratory and anaemia, partly offset by the benefit from R&D cost reduction programmes. The increase in facilities and central support functions costs in the year partly reflected investment in new data warehousing and analytics to transform the way data is harnessed across R&D together with a re-allocation of central support costs.

R&D pipeline

At a presentation to investors in New York on 3 November 2015, GSK described a deep portfolio of innovation, focussed across six core areas of scientific research and development: HIV & Infectious diseases, Respiratory, Vaccines, Immuno-Inflammation, Oncology and Rare Diseases. Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q3 2016:
●	Announced start of FLAIR and ATLAS Phase III studies evaluating cabotegravir + rilpivirine long-acting injectable treatment regimens (18 November);
●	Announced CHMP positive opinion to lower the age and weight limit for Tivicay in children and adolescents (16 December);
●	Announced positive results from first Phase III studies (SWORD 1 and 2) of two-drug HIV treatment regimen (dolutegravir + rilpivirine) (19 December);
●	Announced start of Phase III study evaluating long-acting cabotegravir for HIV prevention (20 December).

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q3 2016:
●	Announced filing in US of once-daily closed triple FF/UMEC/VI for COPD (21 November);
●	Announced filing in EU of once-daily closed triple FF/UMEC/VI for COPD (2 December);
●	Announced approval in Japan for Relvar Ellipta for patients with COPD (2 December);
●	Positive data from the Phase IIa study of danirixin, a CXCR2 antagonist for COPD, supported continuation into late-stage development (19 December);
●	Announced start of Phase III study of once-daily closed triple FF/UMEC/VI in asthma (19 December).

Vaccines - including a novel maternal immunisation platform for vaccines
News since Q3 2016:
●	Announced presentation at Infectious Diseases Week of data of flexible dosing and co-administration with flu vaccine for Shingrix (27 October);
●	Announced EU filing of Shingrix for prevention of shingles (25 November).

Immuno-inflammation - a portfolio of new antibodies & novel orals for inflammatory diseases including rheumatoid arthritis, Sjögren’s syndrome, osteoarthritis and inflammatory bowel disease
News since Q3 2016:
●	Announced data from NE Asia study of Benlysta in SLE presented at meeting of ACR and ARHP (13 November);
●	Announced data from 7 year study showing sustained benefit of Benlysta in SLE (16 November);
●	Achieved start of Phase II for 2982772, an oral RIP1 kinase inhibitor, in patients with moderate to severe rheumatoid arthritis (16 November);
●	Announced data from two Phase III studies of sirukumab (SIRROUND-T and SIRROUND-H) presented at meeting of ACR and ARHP (16 November);
●	Announced filing in Japan of Benlysta for SLE (13 December).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases
News since Q3 2016:
●	Announced Phase III study of mepolizumab met co-primary endpoints and all secondary endpoints in patients with eosinophilic granulomatosis with polyangiitis (23 November).

Other Pharma profiled at investor event
News since Q3 2016:
●	Announced start of Phase III programme with daprodustat for anaemia associated with chronic kidney disease (24 November).

Pipeline news flow since Q3 2016 for other assets not profiled at the Investor event:
●	Announced EU approval for expanded indication for Boostrix and Boostrix Polio for use in pregnant women (1 November);
●	Announced FDA approval of Flulaval quadrivalent flu vaccine for infants 6 months and older (18 November);
●
Positive Phase I data for ’916, an antibody drug conjugate (ADC) targeting B-cell maturation antigen (BCMA) for treatment of multiple myeloma (MM), was presented to the American Society of Hematology (5 December);

●	The Phase IIb study in psoriasis patients of 2894512, a nonsteroidal, topical treatment for psoriasis and atopic dermatitis, met its primary endpoint (24 January).

Listed below are the ~40 pipeline assets profiled at our R&D event in November 2015 which are in active clinical development and/or other assets acquired since the R&D event.

Respiratory		Phase
3772847A (IL33R mAb)	Severe asthma	Ph I
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	COPD	Ph III
	Nasal polyposis	Ph II
	Hypereosinophilic syndrome	Ph II
FF+UMEC+VI (Closed Triple)	COPD	US: Filed Nov 2016 EU: Filed Dec 2016
	Asthma	Ph III
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
2878175 + RG-101 (NS5B inhibitor + anti-Mir122 antisense oligonucleotide)	Hepatitis C	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
cabotegravir + rilpivirine (Integrase inhibitor + NNRTI, both long-acting parenteral formulations)	HIV infections	Ph III
cabotegravir (long-acting integrase inhibitor)	HIV pre-exposure prophylaxis	Ph III
fostemsavir (3684934) (HIV attachment inhibitor)	HIV infections	Ph III
dolutegravir + lamivudine	HIV infections	Ph III
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Ulcerative colitis	Ph I
	Psoriasis and rheumatoid arthritis	Ph II
2618960 (IL7 receptor mAb)	Sjögren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis and hand osteoarthritis	Ph II
Benlysta + Rituxan (BLyS mAb, s.c. + CD20 mAb)	Sjögren’s syndrome	Ph II
Benlysta (BLyS mAb, s.c.)	Systemic lupus erythematosus	Filed in EU & US Sept 2016
sirukumab (IL6 human mAb)	Giant cell arteritis	Ph III
	Rheumatoid arthritis	Filed in EU & US Sept 2016
Oncology		Phase
3359609 (ICOS agonist mAb)	Solid tumours and haematological malignancies	Ph I
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukaemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Small cell lung cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph II
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix* (Zoster vaccine)	Shingles prophylaxis	US: Filed Oct 2016 EU: Filed Nov 2016
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
Strimvelis (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	EU: Approved May 2016 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab (IL5 mAb)	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863) (Prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph III

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele
*	The name Shingrix has not yet been approved for use by any regulatory authority

The full version of the GSK product development pipeline chart with all clinical assets in Phase I to Phase III can be found at: https://gsk.com/media/1017505/product-pipeline-march-2016.pdf

Definitions

Core results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items. These items are excluded from core results either because their impact can be significant and volatile or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies.

Core results reporting is utilised as one of the bases for internal performance reporting alongside total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Results Announcement as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results more closely with the majority of our peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 12 and 57 to 60, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth rates
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology business, both from 2 March 2015. For the Vaccines and Consumer Healthcare segments, pro-forma growth rates are calculated comparing reported turnover and core operating profits for the year ended December 2016 with the turnover and operating profit for the year ended December 2015 adjusted to include the two months of sales of the former Novartis Vaccines and Consumer Healthcare products, respectively. For the Pharmaceuticals segment, the turnover and operating profit for the year ended December 2015 is adjusted to exclude the two months of sales of the former GSK Oncology business for January and February 2015.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures, associated undertakings and equity investments. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is presented on page 54.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in free cash flow to be more easily identified by shareholders.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in net cash inflow from operating activities to be more easily identified by shareholders.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2017 guidance and 2016-2020 outlook
In outlining the expectations for 2017 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from the New Pharmaceutical and Vaccine products listed on page 31 includes contributions from the current pipeline asset Shingrix. This target is now expected to be met up to two years earlier. The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020. Material costs for investment in new product launches and R&D have been factored into the expectations given. The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate or the tax regulatory environment in which it operates.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2015 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology business, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2015.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results. The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology business, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date. In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q4 2016 results announcement dated 8 February 2017 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2015 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
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	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Financial information

Income statements

	2016 £m	2015 £m	Q4 2016 £m	Q4 2015 £m

TURNOVER	27,889	23,923	7,586	6,286

Cost of sales	(9,290)	(8,853)	(2,508)	(2,541)

Gross profit	18,599	15,070	5,078	3,745

Selling, general and administration	(9,366)	(9,232)	(2,711)	(2,498)
Research and development	(3,628)	(3,560)	(1,003)	(1,054)
Royalty income	398	329	117	91
Other operating income/(expense)	(3,405)	7,715	(886)	(538)

OPERATING PROFIT/(LOSS)	2,598	10,322	595	(254)

Finance income	72	104	20	41
Finance expense	(736)	(757)	(193)	(199)
Profit on disposal of associates	-	843	-	1
Share of after tax profits/(losses) of associates and joint ventures	5	14	1	(5)

PROFIT/(LOSS) BEFORE TAXATION	1,939	10,526	423	(416)

Taxation	(877)	(2,154)	(106)	(12)
Tax rate %	45.2%	20.5%	25.1%	(2.9)%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	1,062	8,372	317	(428)

Profit/(loss) attributable to non-controlling interests	150	(50)	60	(74)
Profit/(loss) attributable to shareholders	912	8,422	257	(354)

	1,062	8,372	317	(428)

EARNINGS/(LOSS) PER SHARE	18.8p	174.3p	5.3p	(7.3)p

Diluted earnings/(loss) per share	18.6p	172.3p	5.2p	(7.3)p

Statement of comprehensive income

	2016 £m	2015 £m

Profit for the year	1,062	8,372

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	646	(618)
Fair value movements on available-for-sale investments	251	416
Reclassification of fair value movements on available-for-sale investments	(245)	(346)
Deferred tax on fair value movements on available-for-sale investments	-	(91)
Deferred tax reversed on reclassification of available-for-sale investments	51	36
Fair value movements on cash flow hedges	2	2
Deferred tax on fair value movements on cash flow hedges	2	-
Reclassification of cash flow hedges to income statement	1	2
Share of other comprehensive expense of associates and joint ventures	-	(77)

	708	(676)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	603	8
Re-measurement (losses)/gains on defined benefit plans	(475)	261
Tax on re-measurement of defined benefit plans	126	(80)

	254	189

Other comprehensive income/(expense) for the year	962	(487)

Total comprehensive income for the year	2,024	7,885

Total comprehensive income for the year attributable to:
Shareholders	1,271	7,927
Non-controlling interests	753	(42)

	2,024	7,885

Statement of comprehensive income

	Q4 2016 £m	Q4 2015 £m

Profit/(loss) for the period	317	(428)

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(347)	(129)
Fair value movements on available-for-sale investments	8	341
Reclassification of fair value movements on available-for-sale investments	5	(6)
Deferred tax on fair value movements on available-for-sale investments	(9)	(18)
Deferred tax reversed on reclassification of available-for-sale investments	1	6
Fair value movements on cash flow hedges	(10)	3
Deferred tax on fair value movements on cash flow hedges	2	-
Reclassification of cash flow hedges to income statement	12	(2)

	(338)	195

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	48	9
Re-measurement gains on defined benefit plans	744	649
Tax on re-measurement of defined benefit plans	(129)	(156)

	663	502

Other comprehensive income for the period	325	697

Total comprehensive income for the period	642	269

Total comprehensive income for the period attributable to:
Shareholders	534	334
Non-controlling interests	108	(65)

	642	269

Pharmaceuticals turnover – year ended 31 December 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	6,510	2	3,306	7	1,383	(10)	1,821	3
Anoro Ellipta	201	>100	139	>100	39	>100	23	>100
Arnuity Ellipta	15	>100	14	>100	-	-	1	(100)
Avamys/Veramyst	277	8	25	(12)	74	2	178	15
Flixotide/Flovent	637	(8)	378	(11)	94	(8)	165	-
Incruse Ellipta	114	>100	86	>100	23	>100	5	>100
Nucala	102	>100	71	>100	23	>100	8	-
Relvar/Breo Ellipta	620	>100	344	>100	140	60	136	67
Seretide/Advair	3,485	(15)	1,829	(13)	835	(24)	821	(7)
Ventolin	785	15	421	23	127	1	237	12
Other	274	(1)	(1)	(100)	28	(3)	247	(2)

Cardiovascular, metabolic and urology (CVMU)	860	(11)	288	(18)	323	12	249	(23)
Avodart	635	(14)	70	(63)	317	13	248	(8)
Eperzan/Tanzeum	121	>100	118	>100	3	100	-	-
Other	104	(42)	100	(17)	3	(60)	1	(98)

Immuno-inflammation	340	15	311	14	21	27	8	17
Benlysta	306	19	277	18	21	20	8	33
Other	34	(9)	34	(9)	-	-	-	-

Other pharmaceuticals	2,297	(14)	98	(69)	627	(13)	1,572	(4)
Dermatology	393	(12)	16	(63)	146	(2)	231	(9)
Augmentin	563	-	-	-	177	(5)	386	2
Other anti-bacterials	169	(15)	4	(50)	49	(14)	116	(13)
Rare diseases	423	-	49	(4)	137	2	237	(1)
Oncology	161	(38)	(1)	(100)	-	-	162	73
Other	588	(23)	30	(72)	118	2	440	(19)

Established products	2,541	(8)	702	(3)	513	(4)	1,326	(12)
Coreg	131	(5)	131	(5)	-	-	-	-
Hepsera	58	(17)	-	-	-	-	58	(16)
Imigran/Imitrex	177	3	85	8	62	4	30	(11)
Lamictal	614	5	313	5	106	1	195	9
Lovaza	43	(59)	43	(59)	-	-	-	-
Requip	116	8	13	>100	30	(7)	73	3
Serevent	96	(6)	49	-	35	(11)	12	(14)
Seroxat/Paxil	206	10	15	(100)	40	6	151	(8)
Valtrex	118	(37)	16	(30)	25	(4)	77	(45)
Zeffix	111	(24)	2	-	7	(14)	102	(25)
Other	871	(10)	35	(6)	208	(8)	628	(11)

HIV	3,556	37	2,132	46	1,017	29	407	21
Combivir	23	(38)	3	(75)	6	(35)	14	(16)
Epzicom/Kivexa	568	(27)	195	(32)	251	(25)	122	(21)
Lexiva/Telzir	51	(26)	29	(33)	8	(42)	14	4
Selzentry	125	(9)	65	(2)	41	(22)	19	4
Tivicay	953	45	635	46	228	40	90	47
Triumeq	1,735	>100	1,159	>100	434	>100	142	>100
Trizivir	16	(42)	5	(54)	10	(35)	1	(42)
Other	85	33	41	(4)	39	>100	5	(66)

Pharmaceuticals	16,104	3	6,837	10	3,884	-	5,383	(3)

Vaccines turnover – year ended 31 December 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	469	1	129	(17)	75	8	265	10
Synflorix	504	19	-	-	68	59	436	15
Fluarix, FluLaval	414	38	315	42	32	26	67	31
Bexsero	390	>100	122	>100	236	>100	32	>100
Menveo	202	16	121	8	27	(31)	54	>100
Boostrix	470	18	238	1	139	43	93	39
Infanrix, Pediarix	769	(5)	338	12	335	(8)	96	(31)
Hepatitis	602	1	294	(4)	197	17	111	(8)
Priorix, Priorix Tetra, Varilrix	300	5	-	-	152	-	148	9
Cervarix	81	(14)	1	(67)	33	(22)	47	(4)
Other	391	6	41	(27)	129	19	221	8

	4,592	14	1,599	13	1,423	18	1,570	10

Pharmaceuticals turnover – three months ended 31 December 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,918	2	1,053	5	360	(7)	505	2
Anoro Ellipta	69	100	49	95	13	83	7	>100
Arnuity Ellipta	6	>100	5	>100	-	-	1	>(100)
Avamys/Veramyst	70	6	7	(14)	18	-	45	13
Flixotide/Flovent	190	(4)	115	(8)	27	(4)	48	8
Incruse Ellipta	38	>100	28	>100	8	>100	2	>100
Nucala	44	>100	30	>100	9	>100	5	-
Relvar/Breo Ellipta	207	77	122	>100	42	52	43	27
Seretide/Advair	975	(20)	556	(21)	201	(24)	218	(11)
Ventolin	245	43	141	78	36	3	68	20
Other	74	-	-	-	6	(3)	68	(5)

Cardiovascular, metabolic and urology (CVMU)	234	12	74	48	84	20	76	(15)
Avodart	164	23	7	>(100)	82	27	75	-
Eperzan/Tanzeum	38	88	37	82	1	>(100)	-	-
Other	32	(41)	30	(13)	1	(100)	1	(93)

Immuno-inflammation	112	27	104	27	6	25	2	-
Benlysta	89	17	81	17	6	-	2	>100
Other	23	82	23	82	-	-	-	-

Other pharmaceuticals	636	(12)	31	(43)	169	(13)	436	(8)
Dermatology	113	(6)	4	(69)	39	-	70	5
Augmentin	146	-	-	-	49	(4)	97	2
Other anti-bacterials	39	(32)	1	(50)	12	(23)	26	(34)
Rare diseases	117	1	14	20	36	-	67	(2)
Oncology & Emesis	38	>100	(1)	>100	-	-	39	>100
Other	183	(36)	13	(53)	33	(37)	137	(34)

Established products	653	(6)	184	-	136	(4)	333	(9)
Coreg	37	(6)	37	(6)	-	-	-	-
Hepsera	9	(30)	-	-	-	-	9	(22)
Imigran/Imitrex	49	10	23	44	16	(6)	10	(25)
Lamictal	167	7	87	4	27	(4)	53	18
Lovaza	8	(73)	8	(73)	-	-	-	-
Requip	31	(4)	2	-	8	(22)	21	7
Serevent	27	(8)	16	-	9	(22)	2	-
Seroxat/Paxil	53	19	1	(100)	10	11	42	-
Valtrex	31	(24)	4	(25)	6	(17)	21	(25)
Zeffix	20	(45)	1	>100	2	(50)	17	(48)
Other	221	(6)	5	>100	58	6	158	(10)

HIV	1,022	25	634	32	267	13	121	21
Combivir	6	(37)	1	(60)	1	(29)	4	(33)
Epzicom/Kivexa	114	(42)	35	(52)	48	(42)	31	(23)
Lexiva/Telzir	11	(23)	7	(34)	2	(46)	2	58
Selzentry	33	(7)	18	(6)	8	(32)	7	78
Tivicay	290	42	198	47	63	25	29	51
Triumeq	530	56	362	57	122	46	46	76
Trizivir	3	(50)	1	(57)	2	(41)	-	-
Other	35	>100	12	(7)	21	>100	2	(41)

Pharmaceuticals	4,575	4	2,080	12	1,022	(1)	1,473	(4)

Vaccines turnover – three months ended 31 December 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	106	(10)	32	(4)	22	19	52	(22)
Synflorix	122	(24)	-	-	33	>100	89	(42)
Fluarix, FluLaval	63	(25)	33	(31)	14	20	16	(36)
Bexsero	98	>100	22	>100	66	>100	10	>100
Menveo	50	72	19	(13)	5	(64)	26	>100
Boostrix	127	19	60	(6)	33	>100	34	16
Infanrix, Pediarix	219	15	107	64	81	(22)	31	50
Hepatitis	157	(1)	76	(7)	48	3	33	12
Priorix, Prioruix Tetra	83	(12)	-	-	36	(19)	47	(7)
Cervarix	23	18	-	-	10	(20)	13	71
Other	89	(33)	5	(64)	22	(17)	62	(31)

	1,137	-	354	5	370	11	413	(11)

Balance sheet

	31 December 2016 £m	31 December 2015 £m
ASSETS
Non-current assets
Property, plant and equipment	10,808	9,668
Goodwill	5,965	5,162
Other intangible assets	18,776	16,672
Investments in associates and joint ventures	263	207
Other investments	985	1,255
Deferred tax assets	4,374	2,905
Other non-current assets	1,199	990

Total non-current assets	42,370	36,859

Current assets
Inventories	5,102	4,716
Current tax recoverable	226	180
Trade and other receivables	6,026	5,615
Derivative financial instruments	156	125
Liquid investments	89	75
Cash and cash equivalents	4,897	5,830
Assets held for sale	215	46

Total current assets	16,711	16,587

TOTAL ASSETS	59,081	53,446

LIABILITIES
Current liabilities
Short-term borrowings	(4,129)	(1,308)
Contingent consideration liability	(561)	(306)
Trade and other payables	(11,964)	(8,885)
Derivative financial instruments	(194)	(153)
Current tax payable	(1,305)	(1,421)
Short-term provisions	(848)	(1,344)

Total current liabilities	(19,001)	(13,417)

Non-current liabilities
Long-term borrowings	(14,661)	(15,324)
Deferred tax liabilities	(1,934)	(1,522)
Pensions and other post-employment benefits	(4,090)	(3,229)
Other provisions	(652)	(420)
Contingent consideration liability	(5,335)	(3,549)
Other non-current liabilities	(8,445)	(7,107)

Total non-current liabilities	(35,117)	(31,151)

TOTAL LIABILITIES	(54,118)	(44,568)

NET ASSETS	4,963	8,878

EQUITY
Share capital	1,342	1,340
Share premium account	2,954	2,831
Retained earnings	(5,392)	(1,397)
Other reserves	2,220	2,340

Shareholders’ equity	1,124	5,114

Non-controlling interests	3,839	3,764

TOTAL EQUITY	4,963	8,878

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the year			912		912	150	1,062
Other comprehensive income for the year			284	75	359	603	962
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			1,196	75	1,271	753	2,024
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(534)	(534)
Dividends to shareholders			(4,850)		(4,850)		(4,850)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
De-recognition of liabilities with non-controlling interests			1,244		1,244		1,244
Changes in non-controlling interests			17		17	15	32
Shares issued	2	87			89		89
Shares acquired by ESOP Trusts		36	466	(576)	(74)		(74)
Write-down on shares held by ESOP Trusts			(381)	381			-
Share-based incentive plans			319		319		319
Tax on share-based incentive plans			7		7		7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2016	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the year			8,422		8,422	(50)	8,372
Other comprehensive expense for the year			(520)	25	(495)	8	(487)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the year			7,902	25	7,927	(42)	7,885
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(237)	(237)
Dividends to shareholders			(3,874)		(3,874)		(3,874)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,891		2,891		2,891
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,370	3,370
Loss on transfer of equity investment to investment in associate			(229)		(229)		(229)
Shares issued	1	72			73		73
Shares acquired by ESOP Trusts				(99)	(99)		(99)
Write-down on shares held by ESOP Trusts			(175)	175			-
Share-based incentive plans			356		356		356
Tax on share-based incentive plans			10		10		10
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2015	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Year ended 31 December 2016

	2016 £m	2015 £m

Profit after tax	1,062	8,372
Tax on profits	877	2,154
Share of after tax profits of associates and joint ventures	(5)	(14)
Profit on disposal of interest in associates	-	(843)
Net finance expense	664	653
Profit on disposal of Oncology business	-	(9,228)
Depreciation and other adjusting items	1,861	1,862
(Increase)/decrease in working capital	(22)	27
Contingent consideration paid	(358)	(121)
Increase in other net liabilities (excluding contingent consideration paid)	4,027	1,769

Cash generated from operations	8,106	4,631
Taxation paid	(1,609)	(2,062)

Net cash inflow from operating activities	6,497	2,569

Cash flow from investing activities
Purchase of property, plant and equipment	(1,543)	(1,380)
Proceeds from sale of property, plant and equipment	98	72
Purchase of intangible assets	(809)	(521)
Proceeds from sale of intangible assets	283	236
Purchase of equity investments	(96)	(82)
Proceeds from sale of equity investments	683	357
Contingent consideration paid	(73)	(338)
Purchase of businesses, net of cash acquired	17	(3,203)
Disposal of businesses	72	10,246
Investment in associates and joint ventures	(11)	(16)
Proceeds from disposal of associates and joint ventures	-	564
Decrease in liquid investments	-	(2)
Interest received	68	99
Dividends from associates and joint ventures	42	5

Net cash (outflow)/inflow from investing activities	(1,269)	6,037

Cash flow from financing activities
Issue of share capital	89	73
Shares acquired by ESOP Trusts	(74)	(99)
Increase in short-term loans	1,067	-
Repayment of short-term loans	(919)	(2,412)
Net repayment of obligations under finance leases	(18)	(25)
Interest paid	(732)	(762)
Dividends paid to shareholders	(4,850)	(3,874)
Distributions to non-controlling interests	(534)	(237)
Other financing items	(421)	233

Net cash outflow from financing activities	(6,392)	(7,103)

(Decrease)/increase in cash and bank overdrafts in the year	(1,164)	1,503

Cash and bank overdrafts at beginning of the year	5,486	4,028
Exchange adjustments	283	(45)
(Decrease)/increase in cash and bank overdrafts	(1,164)	1,503

Cash and bank overdrafts at end of the year	4,605	5,486

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	4,897	5,830
Overdrafts	(292)	(344)

	4,605	5,486

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK changed its segment reporting to reflect this. With effect from 1 January 2016, GSK is reporting results under four segments: Pharmaceuticals, which now includes HIV; Pharmaceuticals R&D; Vaccines, and Consumer Healthcare, and individual members of the CET are responsible for each segment. Comparative information has been restated accordingly.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which were held for sale in a number of markets in order to meet anti-trust approval requirements and divested in Q3 2015, together with the costs of corporate functions.

Turnover by segment
	2016 £m	2015 (restated) £m	Growth CER%

Pharmaceuticals	16,104	14,157	3
Vaccines	4,592	3,656	14
Consumer Healthcare	7,193	6,038	9

Segment turnover	27,889	23,851	6
Corporate and other unallocated turnover	-	72

Total turnover	27,889	23,923	6

Operating profit by segment
	2016 £m	2015 (restated) £m	Growth CER%

Pharmaceuticals	7,979	6,466	6
Pharmaceuticals R&D	(2,488)	(2,168)	6

Pharmaceuticals including R&D	5,491	4,298	6
Vaccines	1,454	964	38
Consumer Healthcare	1,116	684	42

Segment profit	8,061	5,946	16
Corporate and other unallocated costs	(290)	(217)

Core operating profit	7,771	5,729	14
Non-core items	(5,173)	4,593

Total operating profit	2,598	10,322	(86)

Finance income	72	104
Finance costs	(736)	(757)
Profit on disposal of associates	-	843
Share of after tax profits of associates and joint ventures	5	14

Profit before taxation	1,939	10,526	(92)

Turnover by segment
	Q4 2016 £m	Q4 2015 (restated) £m	Growth CER%

Pharmaceuticals	4,575	3,761	4
Vaccines	1,137	962	-
Consumer Healthcare	1,874	1,565	2

Segment turnover	7,586	6,288	3
Corporate and other unallocated turnover	-	(2)

Total turnover	7,586	6,286	3

Operating profit by segment
	Q4 2016 £m	Q4 2015 (restated) £m	Growth CER%

Pharmaceuticals	2,347	1,651	14
Pharmaceuticals R&D	(741)	(575)	14

Pharmaceuticals including R&D	1,606	1,076	14
Vaccines	284	162	41
Consumer Healthcare	274	181	5

Segment profit	2,164	1,419	16
Corporate and other unallocated costs	(102)	(62)

Core operating profit	2,062	1,357	16
Non-core items	(1,467)	(1,611)

Total operating profit/(loss)	595	(254)	>100

Finance income	20	41
Finance costs	(193)	(199)
Profit on disposal of associates	-	1
Share of after tax profits/(losses) of associates and joint ventures	1	(5)

Profit/(loss) before taxation	423	(416)	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2015, as updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2016.

At 31 December 2016, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.3 billion (31 December 2015: £0.4 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments since the quarter ended 30 September 2016.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

In the year to December 2016, tax on core profits amounted to £1,509 million, representing an effective core tax rate of 21.2% (2015: 19.5%).

The reported charge for taxation on total profits amounted to £877 million, representing an effective tax rate of 45.2% (2015: 20.5%).

The Group’s balance sheet at 31 December 2016 included deferred tax assets of £4,374 million (31 December 2015: £2,905 million), deferred tax liabilities of £1,934 million (31 December 2015: £1,522 million), a tax payable liability of £1,305 million (31 December 2015: £1,421 million) and a tax recoverable asset of £226 million (31 December 2015: £180 million). The deferred tax balances were impacted significantly by the impact of foreign exchange on the translation of non-sterling denominated items.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2015. There have been no other material changes to tax matters since the publication of the Annual Report.

The core tax rate for 2017 is expected to be in the range of 21-22%. Given the Group’s momentum, changing earnings mix and the challenging tax environment, some moderate upward pressure on the rate is expected over the next few years.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and three months ended 31 December 2016, and should be read in conjunction with the Annual Report 2015, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2015, except that an amendment to IFRS 11 ‘Joint arrangements’ has been implemented from 1 January 2016. This revision has not had a material impact on the results or financial position of the Group.

Following an agenda decision by the IFRS Interpretations Committee regarding offsetting and cash pooling arrangements, the Group has revised its disclosure of its cash pooling arrangements. There is no change to the results or cash flows for the year to 31 December 2015 and there was no impact on the balance sheet at 31 December 2015. The impact at 1 January 2015 was to increase both cash and cash equivalents and short-term borrowings by £381 million.

In addition, the segment information for 2015 has been restated to reflect changes made to segments in 2016 as set out under ‘Segment information’ above.

The Group is required to implement a new accounting standard, IFRS 15 ‘Revenue from contracts with customers’, from 1 January 2018. The Group is currently assessing the new standard and does not expect to be able to quantify the impact of any potential changes until later in 2017.

The Group is also assessing the potential impact of IFRS 9 ‘Financial instruments’, which it is required to implement from 1 January 2018 and does not expect to be able to quantify the impact of any potential changes until later in 2017.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The Group is in the early stages of assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2015 were published in the Annual Report 2015, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2016	2015	Q4 2016	Q4 2015

Average rates:
US$/£	1.36	1.53	1.27	1.53
Euro/£	1.23	1.37	1.17	1.37
Yen/£	149	185	137	185

Period-end rates:
US$/£	1.24	1.47	1.24	1.47
Euro/£	1.17	1.36	1.17	1.36
Yen/£	144	177	144	177

During Q4 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same period in 2015. Similarly, during 2016, average sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with 2015. Period-end sterling exchange rates were also weaker against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	2016 millions	2015 millions

Weighted average number of shares – basic	4,860	4,831
Dilutive effect of share options and share awards	49	57

Weighted average number of shares – diluted	4,909	4,888

	Q4 2016 millions	Q4 2015 millions

Weighted average number of shares – basic	4,867	4,838
Dilutive effect of share options and share awards	48	-

Weighted average number of shares – diluted	4,915	4,838

At 31 December 2016, 4,868 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,840 million shares at 31 December 2015.

Net assets
The book value of net assets decreased by £3,915 million from £8,878 million at 31 December 2015 to £4,963 million at 31 December 2016. This primarily reflected the recognition of the transaction-related adjustments of £3,919 million in the year, the impact of the dividends paid in the year and an increase in the pension deficit of £500 million, partly offset by the favourable exchange translation impact from the weaker Sterling rates.

The carrying value of investments in associates and joint ventures at 31 December 2016 was £263 million, with a market value of £502 million.

At 31 December 2016, the net deficit on the Group’s pension plans was £2,084 million compared with £1,584 million at 31 December 2015. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 3.8% to 2.7%, and US pension liabilities from 4.2% to 3.9%; an increase in the UK inflation rate from 3.1% to 3.2% and a stronger US Dollar at the year end, partly offset by special funding contributions to the UK schemes of £191 million, together with significant UK asset gains.

At 31 December 2016, the post-retirement benefits provision was £1,693 million compared with £1,387 million at 31 December 2015. The increase in the provision arose from the decrease in the rate used to discount the US provision together with the impact of the stronger US Dollar on the US liability at the year end.

At 31 December 2016, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other non-current liabilities was £7,420 million (31 December 2015: £6,287 million). The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare was £1,319 million, which was recorded in Other payables in Current liabilities. The liabilities for the ViiV Healthcare put options held by both Pfizer and Shionogi were recognised in Q1 2016, with £1,996 million recorded directly in equity on initial recognition. The Shionogi put option related to ViiV Healthcare was de-recognised in Q4 2016 with its carrying value of £1,244 million credited to equity. The increases in put option liabilities in the year primarily reflected the increased estimated Sterling values of the two businesses.

Contingent consideration amounted to £5,896 million at 31 December 2016 (31 December 2015: £3,855 million), of which £5,304 million (31 December 2015: £3,409 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £545 million (31 December 2015: £405 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £224 million in respect of preferential dividends of which £154 million was recognised directly in equity in the year. The liability for preferential dividends due to Pfizer at 31 December 2016 was £23 million. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 55.

The liabilities for the Consumer Healthcare Joint Venture put option, the ViiV Healthcare put option and the ViiV Healthcare contingent consideration at 31 December 2016 have been calculated based on the closing exchange rates at 31 December 2016, primarily US$1.24/£1 and Euro 1.17/£1. Movements in these exchange rates would have the following approximate effects on the liabilities:

Increase/(decrease) in liability

	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration
	£m	£m	£m

5 cent appreciation of US Dollar	20	31	171
5 cent depreciation of US Dollar	(19)	(29)	(158)
10 cent appreciation of US Dollar	42	65	358
10 cent depreciation of US Dollar	(36)	(55)	(304)
5 cent appreciation of Euro	97	17	45
5 cent depreciation of Euro	(89)	(16)	(41)
10 cent appreciation of Euro	203	36	94
10 cent depreciation of Euro	(171)	(30)	(79)

Movements in contingent consideration are as follows:
	2016 £m	2015 £m

Contingent consideration at beginning of the year	3,855	1,724
Additions	194	594
Amount reversed	(41)	-
Re-measurement through income statement	2,239	1,986
Cash settlement	(431)	(459)
Other	80	10

Contingent consideration at end of the year	5,896	3,855

The additions in the year reflected the recognition of the preferential dividend payable to Shionogi in relation to ViiV Healthcare and contingent consideration on the acquisition of the BMS HIV programmes.

The amount reversed in the year relates to a provision that had been made in respect of a small acquisition in 2012 but that was no longer required.

The re-measurement increases in contingent consideration in the year primarily reflected changes in exchange rate assumptions on forecast sales that will lead to increased future contingent consideration payments.

The cash settlement in the year included £417 million (2015: £159 million) of payments to Shionogi in relation to ViiV Healthcare.

At 31 December, the ESOP Trusts held 42.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £286 million has been deducted from other reserves. The market value of these shares was £667 million.

At 31 December 2016, the company held 458.2 million Treasury shares at a cost of £6,451 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2016 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 49.

Reconciliation of cash flow to movements in net debt

	2016 £m	2015 £m

Net debt at beginning of the year	(10,727)	(14,377)

(Decrease)/increase in cash and bank overdrafts	(1,164)	1,503
Increase on liquid investments	-	2
Net (increase in)/repayment of short-term loans	(148)	2,412
Net repayment of obligations under finance leases	18	25
Exchange adjustments	(1,781)	(268)
Other non-cash movements	(2)	(24)

(Increase)/decrease in net debt	(3,077)	3,650

Net debt at end of the year	(13,804)	(10,727)

Net debt analysis

	2016 £m	2015 £m

Liquid investments	89	75
Cash and cash equivalents	4,897	5,830
Short-term borrowings	(4,129)	(1,308)
Long-term borrowings	(14,661)	(15,324)

Net debt at end of the year	(13,804)	(10,727)

Free cash flow reconciliation

	2016 £m	2015 £m	Q4 2016 £m

Net cash inflow from operating activities	6,497	2,569	2,991
Purchase of property, plant and equipment	(1,543)	(1,380)	(600)
Proceeds from sale of property, plant and equipment	98	72	87
Purchase of intangible assets	(809)	(521)	(161)
Net finance costs	(664)	(663)	(314)
Dividends from associates and joint ventures	42	5	(1)
Distributions to non-controlling interests	(534)	(237)	(234)

Free cash flow/(outflow)	3,087	(155)	1,768

Legal settlements paid	233	420	67

Adjusted free cash flow	3,320	265	1,835

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2016. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within non-core items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly in purchases of businesses, within investing activities. The tax relief on these payments is reflected in the Group’s non-core and total tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:
	2016 £m	2015 £m

Contingent consideration at beginning of the year	3,409	1,684
Additions	154	-
Re-measurement through income statement	2,162	1,874
Cash settlement	(417)	(159)
Other movements	(4)	10

Contingent consideration at end of the year	5,304	3,409

Cash payments made are as follows:
	2016 £m	2015 £m

Reported in operating cash flows	351	121
Reported in investing activities	66	38

	417	159

The additions in the year represented the recognition in Q1 2016 of the preferential dividends payable to Shionogi.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:
	2016 £m	2015 £m

Pfizer put option	1,319	-
Pfizer preferential dividend	23	-

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Core results reconciliations

The reconciliations between total results and core results for 2016 and 2015 and also Q4 2016 and Q4 2015 are set out below.

Income statement – Core results reconciliation Year ended 31 December 2016

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	27,889							27,889
Cost of sales	(9,290)	547	7	297		86	2	(8,351)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	18,599	547	7	297		86	2	19,538

Selling, general and administration	(9,366)			514	162		(7)	(8,697)
Research and development	(3,628)	41	13	159		(81)	28	(3,468)
Royalty income	398							398
Other operating income/(expense)	(3,405)					3,914	(509)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,598	588	20	970	162	3,919	(486)	7,771

Net finance costs	(664)			4			8	(652)
Share of after tax profits of associates and joint ventures	5							5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,939	588	20	974	162	3,919	(478)	7,124

Taxation	(877)	(130)	(5)	(217)	(14)	(439)	173	(1,509)
Tax rate %	45.2%							21.2%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,062	458	15	757	148	3,480	(305)	5,615
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	150					487		637

Profit attributable to shareholders	912	458	15	757	148	2,993	(305)	4,978
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	18.8p	9.4p	0.3p	15.6p	3.0p	61.6p	(6.3)p	102.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,860							4,860
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 36.

Income statement – Core results reconciliation Year ended 31 December 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	23,923							23,923
Cost of sales	(8,853)	522	147	563		89	12	(7,520)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	15,070	522	147	563		89	12	16,403

Selling, general and administration	(9,232)		7	1,009	221	88		(7,907)
Research and development	(3,560)	41	52	319	221	88	52	(3,096)
Royalty income	329							329
Other operating income/(expense)	7,715					2,061	(9,776)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	10,322	563	206	1,891	221	2,238	(9,712)	5,729

Net finance costs	(653)			5			12	(636)
Profit on disposal of associates	843						(843)	-
Share of after tax profits/ (losses) of associates and joint ventures	14						(16)	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	10,526	563	206	1,896	221	2,238	(10,559)	5,091

Taxation	(2,154)	(161)	(50)	(441)	(21)	(352)	2,186	(993)
Tax rate %	20.5%							19.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	8,372	402	156	1,455	200	1,886	(8,373)	4,098
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit attributable to non-controlling interests	(50)					500	(10)	440

Profit attributable to shareholders	8,422	402	156	1,455	200	1,386	(8,363)	3,658
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	174.3p	8.3p	3.2p	30.1p	4.1p	28.8p	(173.1)p	75.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,831							4,831
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 36.

Income statement – Core results reconciliation Three months ended 31 December 2016

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,586							7,586
Cost of sales	(2,508)	134	16	135		28		(2,195)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,078	134	16	135		28		5,391

Selling, general and administration	(2,711)			231	47		4	(2,429)
Research and development	(1,003)	10	13	31		(81)	13	(1,017)
Royalty income	117							117
Other operating income/(expense)	(886)					915	(29)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	595	144	29	397	47	862	(12)	2,062

Net finance costs	(173)			1			2	(170)
Share of after tax profits of associates and joint ventures	1							1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	423	144	29	398	47	862	(10)	1,893

Taxation	(106)	(27)	(8)	(102)	(4)	(146)	(17)	(410)
Tax rate %	25.1%							21.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	317	117	21	296	43	716	(27)	1,483
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	60					152		212

Profit attributable to shareholders	257	117	21	296	43	564	(27)	1,271
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	5.3p	2.4p	0.4p	6.1p	0.9p	11.6p	(0.6)p	26.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,867							4,867
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 36.

Income statement – Core results reconciliation Three months ended 31 December 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction -related £m	Divest- ments and other £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,286							6,286
Cost of sales	(2,541)	138	67	236		34		(2,066)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,745	138	67	236		34		4,220

Selling, general and administration	(2,498)		7	369	14			(2,108)
Research and development	(1,054)	10	12	169			17	(846)
Royalty income	91							91
Other operating income/(expense)	(538)			(1)		680	(141)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	(254)	148	86	773	14	714	(124)	1,357

Net finance costs	(158)			1			3	(154)
Profit on disposal of associates	1						(1)	-
Share of after tax losses of associates and joint ventures	(5)							(5)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	(416)	148	86	774	14	714	(122)	1,198

Taxation	(12)	(77)	(25)	(172)	(17)	(124)	212	(215)
Tax rate %	(2.9)%							17.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	(428)	71	61	602	(3)	590	90	983
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	(74)					183		109

Profit attributable to shareholders	(354)	71	61	602	(3)	407	90	874
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	(7.3)p	1.5p	1.3p	12.4p	(0.1)p	8.4p	1.9p	18.1p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,838							4,838
	––––––––––––							––––––––––––

Core results exclude the above items from total results as GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of core results, see ‘Definitions’ on page 36.

Pro-forma growth rate reconciliations

For 2016, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover and core operating profit items. Pro-forma growth rates are calculated comparing reported turnover and core operating profit for 2016 with the turnover and core operating profit for 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015.

The following table sets out reconciliations between reported CER growth rates and pro-forma CER growth rates on the stated items of turnover for 2016.

Turnover 2016

	Reported growth rate CER%	Adjustment to include January and February 2015 turnover of former Novartis Vaccines products CER%	Adjustment to include January and February 2015 turnover of former Novartis Consumer Healthcare products CER%	Adjustment to exclude January and February 2015 turnover of former GSK Oncology products CER%	Pro-forma growth rate CER%

Group turnover	6	-	(2)	1	5
US	10	-	-	1	11
Europe	6	-	(2)	1	5
International	1	-	(1)	-	-

Pharmaceuticals	3			1	4
US Pharmaceuticals	10			2	12
Europe Pharmaceuticals	-			2	2
International Pharmaceuticals	(3)			-	(3)
Emerging Markets Pharmaceuticals	(4)			1	(3)
Japan Pharmaceuticals	(5)			-	(5)

Vaccines	14	(2)			12
US Vaccines	13	(1)			12
Europe Vaccines	18	(2)			16
International Vaccines	10	(2)			8
Bexsero	>100				>100
Menveo	16	(8)			8
Other Vaccines	6	(10)			(4)

Consumer Healthcare	9		(4)		5
US Consumer Healthcare	9		(4)		5
Europe Consumer Healthcare	12		(8)		4
International Consumer Healthcare	8		(3)		5
Wellness	15		(9)		6
Oral health	8		-		8
Nutrition	(8)		(1)		(9)
Skin health	4		(6)		(2)

The following table sets out reconciliations between reported CER growth rates and pro-forma CER growth rates for the stated core expense headings and core operating profit for 2016.

Core expenses and operating profit 2016

	Reported growth rate CER%	Adjustment to include January and February 2015 of Former Novartis Vaccines products CER%	Adjustment to include January and February 2015 of Former Novartis Consumer Healthcare products CER%	Adjustment to exclude January and February 2015 of former GSK Oncology products CER%	Pro-forma growth rate CER%

Cost of sales	5	(1)	(2)	1	3
Selling, general and administration	2	(1)	(2)	1	-
Research and development	3	(1)	-	1	3
Royalty income	16	(1)	2	-	17

Core operating profit	14	1	-	2	17
Pharmaceuticals operating profit	6	-	-	2	8
Pharmaceuticals operating profit excluding R&D	6			2	8
Pharmaceuticals R&D	6			2	8
Vaccines operating profit	38	9	-	-	47
Consumer Healthcare operating profit	42	-	(2)	-	40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 08, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc